Exhibit 99.2

() Stantec T S X ST N NYSE March 17 , 2021

INVITATION TO SHAREHOLDERS NOTICE OF MEETING GENERAL INFORMATION ABOUT VOTING BUSINESS OF THE MEETING 1 Financial Statements 2 Election of Directors 3 Appointment of Auditor 4 Nonbinding Advisory Vote on Executive Compensation 5 Amendment and Restatement of By - Law No. 1 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS Description of Nominees Additional Information about Director Nominees DIRECTOR COMPENSATION Components of Compensation Directors’ Total Compensation for 2020 Director Equity Ownership STATEMENT OF CORPORATE GOVERNANCE PRACTICES Composition of Our Board Director Competencies Matrix BOARD OF DIRECTORS INFORMATION Role and Duties of the Board of Directors Serving on Our Board COMMITTEE REPORTS Audit and Risk Committee Corporate Governance and Compensation Committee Sustainability and Safety Committee SUSTAINABILITY SHAREHOLDER ENGAGEMENT EXECUTIVE COMPENSATION OVERVIEW Performance and Compensation Summary Compensation Discussion and Analysis 2020 Compensation Details Employment Agreements ADDITIONAL INFORMATION SCHEDULE A Amended and Restated By - Law No. 1 SCHEDULE B Overview of Stantec’s Long - Term Incentive Plan 3 5 7 8 13 13 13 14 14 15 17 17 22 23 23 26 27 28 29 31 32 32 33 36 36 38 40 42 43 44 44 46 60 62 65 67 67 75 75

2021 Management Information Circular March 17, 2021 3 Stantec Inc. Invitation to Shareholders Dear Fellow Shareholder: The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow: Date: Thursday, May 6, 2021 Time: 10:30 AM (MDT) Place: Virtual Meeting via live audio webcast online at https://web.lumiagm.com/204079726 password: stantec2021 (case sensitive) At Stantec, we believe in being SaferTogether — looking out for the health and safety of ourselves and those around us, whether we’re at work, at home, or in our communities. This year, to proactively address the unprecedented public health impact of COVID - 19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, Stantec will hold a virtual - only meeting. You will not be able to attend the meeting physically . The meeting can be accessed by logging in online at https://web.lumiagm.com/204079726. As described in the accompanying Management Information Circular (the “Circular”), registered shareholders are entitled to participate at the meeting if they held their common shares as of the close of business on March 17, 2021. Registered shareholders who wish to appoint a third - party proxyholder other than the named Stantec proxy nominees can do so by printing the proxyholder’s name in the space provided in the enclosed form of proxy. Non - registered (beneficial) shareholders who wish to vote at the meeting will be required to appoint themselves as proxyholder in advance of the meeting by writing their own name in the space provided on the voting instruction form provided by their intermediary (typically a bank, trust company, securities broker, trustee or other institution). In all cases, shareholders must carefully follow the instructions set out in their applicable proxy or voting instruction forms and those set out below under the section titled How to Participate at the Meeting . Registered shareholders and duly appointed proxyholders (including beneficial shareholders who have duly appointed themselves as proxyholders) who participate at the meeting online will be able to listen to the meeting, ask questions and vote, all in real time, provided they are connected to the Internet. Guests, including non - registered shareholders who have not duly appointed themselves as proxyholder, can log in to the meeting as set out below. Guests can listen to the meeting but will not be able to communicate or vote. How To Participate at the Meeting Registered shareholders may vote at the meeting by completing a ballot that will be made available online during the meeting, as further described below. Non - registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the meeting but will be able to participate as a guest. This is because the Company and our transfer agent, Computershare Trust Company of Canada (“Computershare”), do not have a record of the non - registered shareholders and, as a result, have no knowledge of non - registered shareholdings or entitlements to vote unless non - registered shareholders appoint themselves as proxyholder. If you are a registered shareholder and wish to appoint a third - party proxyholder to vote on your behalf at the meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, within the prescribed deadline. Registered shareholders wishing to appoint a third - party proxyholder (other than the Stantec proxy nominees) must also register their proxyholders at https://www.computersh are.co m/Stantec. If you are a non - registered (beneficial) shareholder and wish to vote at the meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, within the prescribed deadline, provided by your intermediary and then register yourself as a proxyholder at https://www.computersh are.co m/Stantec . After you register, Computershare will provide you with a Control Number via email. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself or a third - party as your proxyholder (including whether to obtain a separate form of proxy from your intermediary if you are located outside of Canada). In all cases, all proxies must be received and all proxyholders must be registered before 10:30 AM (MDT) on May 4, 2021 or, in the case of adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting in order to participate and vote at the meeting. The meeting will be held in a virtual - only format and can be accessed by logging in online at https://web.lumiagm.com/204079726. We recommend that you log in at least thirty minutes before the meeting begins.  Click “Login” and then enter your Control Number (see below) and Password: stantec2021 (case sensitive); OR  Click “Guest” and then complete the online form. If you are a registered shareholder, the control number located on the form of proxy or in the email notification you received is your Control Number. If you duly appoint a third - party proxyholder, Computershare will provide such proxyholder with a Control Number by e - mail after the proxy voting deadline has passed and the proxyholder has been duly appointed and registered as described in this letter. Registration of third - party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the meeting. Without a Control Number, proxyholders will not be able to participate at the meeting but will be able to listen as a guest. If you attend the meeting online, it is important that you remain connected to the Internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedures. If you have questions regarding your ability to participate or vote at the meeting, please contact Computershare at 1 - 800 - 564 - 6253 . If you do not wish to vote at the meeting, please refer to the enclosed meeting materials for information on how to vote by appointing a proxyholder, submitting a proxy or, in the case of a non - registered (beneficial) shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote on your behalf. Voting in advance of the meeting is available via the means described in your proxy or voting instruction form and the accompanying Circular. If you vote by telephone or the Internet, you will be considered part of the quorum for the meeting. Shareholders who participate in and/or vote at the meeting via the virtual meeting facilities we are making available are also deemed to be present at the meeting for all purposes, including quorum. One item of business being put forward to shareholders for confirmation at this year’s meeting is an amendment and restatement of the Company’s By - Law No. 1, which sets out the general rules governing the business and affairs of Stantec. The changes are intended to modernize our corporate governance practices and align them more closely with other leading Canadian public companies governed by the Canada Business Corporations Act (“CBCA”). The CBCA allows directors to amend corporate by - laws provided that the by - laws are then submitted to shareholders for confirmation at their next meeting. In light of safety concerns associated with the COVID - 19 pandemic, and the need to shift to a virtual meeting to address the risks it has created, our board approved the amended by - laws presented in the attached Circular to permit the holding of the meeting in a virtual format under the CBCA. The amendments are discussed in the accompanying materials and are accessible electronically at stantec.com. The by - law amendments will only be effective for this year’s meeting and will cease to have effect if shareholders do not confirm them at the meeting. Further information regarding the meeting, together with copies of this letter and all of our meeting materials (including the by - law amendments discussed above) are available on our website at stantec.com and under our profile on SEDAR at sedar.com and on EDGAR at sec.gov. Please return your voting instructions as soon as possible to ensure that your vote is recorded. Thank you for your continuing support. Sincerely, Douglas K. Ammerman, Chair Board of Directors Gordon A. Johnston, P.Eng. President & CEO 2021 Management Information Circular March 17, 2021 4 Stantec Inc.

Notice of Annual General Meeting and Availability of Proxy Materials Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting: W h e n: Thursday, May 6, 2021 10:30 AM (MDT) W h ere: Virtual Meeting via live audio webcast online at https://web.lumiagm.com/204079726 password: stantec2021 (case sensitive) The meeting will be held to address the following business: Business of the Meeting 1 Receive Stantec’s financial statements for the year ended December 31, 2020, together with the auditor’s report on those statements For more information Page 13 of the Circular and Stantec’s 2020 Annual Report 2 Elect each of the directors of Stantec to hold office until the end of the next annual meeting or until their successors are appointed Pages 13 and 17 of the Circular 3 Appoint the auditors of Stantec and authorize the directors to fix the auditor’s remuneration Page 14 of the Circular 4 Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation Page 14 of the Circular 5 Consider a resolution ratifying, confirming, and approving an amendment and restatement of Stantec’s general By - Law No. 1 Page 15 of the Circular 6 Transact any other business as may properly be brought before the meeting The board has fixed the close of business on March 17, 2021, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on the matters listed in this Notice. NOTICE - AND - ACCESS As permitted by Canadian securities regulators, Stantec is using the “notice - and - access” mechanism for delivery of its Management Information Circular (“Circular”) for our annual general shareholder meeting to both registered and beneficial shareholders. This means that our Circular is being posted online for you to access, rather than being mailed out. This Notice includes information on how to access our Circular online and how to request a paper copy. Notice - and - access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption. WHERE YOU CAN ACCESS THE CIRCULAR On our website: stantec.com under Investors // Financial Information 2021 Management Information Circular March 17, 2021 5 Stantec Inc. On SEDAR : sedar.com On EDGAR : sec.gov It is very important that you read the Circular carefully before voting your shares .

VOTING Please note that you cannot vote by returning this Notice. You will find enclosed with this Notice a form of proxy or a voting instruction form that you can use to vote your shares of Stantec. You may vote your shares on the Internet, by phone, fax or mail. Please refer to the instructions on your separate proxy or voting instruction form on how to vote using these methods. REGISTERED SHAREHOLDERS: Computershare must receive your proxy form or you must have voted by Internet or telephone before 10:30 AM (MDT) on Tuesday, May 4, 2021. BENEFICIAL SHAREHOLDERS: Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before 10:30 AM (MDT) on Tuesday, May 4, 2021, in accordance with your intermediary’s instructions. If you vote by Internet or telephone, you must do so prior to 10:30 AM (MDT) on Tuesday, May 4, 2021. This year, to help keep our communities, shareholders, employees, and other stakeholders safe, we will hold a virtual - only meeting, which will be conducted via live audio webcast. Please see the attached Circular on how to participate at the meeting. HOW TO REQUEST A PAPER COPY OF THE CIRCULAR Upon request, Stantec will provide a paper copy of the Circular to any shareholder, free of charge, for a period of one year from the date the Circular is filed on SEDAR. Here is how you can request a paper copy: Before The Meeting If you are a registered shareholder, call Computershare’s fulfillment service line at 1 - 866 - 962 - 0498 (toll - free). If you are a beneficial shareholder, call Broadridge’s fulfillment service line at 1 - 877 - 907 - 7643, 1 - 844 - 916 - 0609 (English), or 1 - 844 - 973 - 0593 (French). You can also request a copy at stantec.com. Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares. After The Meeting Call 1 - 877 - 907 - 7643 If your request is made before the date of the meeting, the Circular will be sent to you within three business days of receipt of your request. If the request is made on or after May 6, 2021, the Circular will be sent to you within ten calendar days of receiving your request. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 10:30 AM (MDT) on Monday, April 26, 2021 (this factors the three business day period for processing requests as well as typical mailing times). If you have any questions regarding this Notice, notice - and - access, or the meeting, please call  Computershare at 1 - 800 - 564 - 6253 (if you are a registered shareholder) or  Broadridge Investor Communication Solutions at 1 - 844 - 916 - 0609 (English) or 1 - 844 - 973 - 0593 (French) (if you are a beneficial shareholder) By order of the board of directors , Paul J. D. Alpern Senior Vice President, Secretary and General Counsel March 17, 2021 2021 Management Information Circular March 17, 2021 6 Stantec Inc.

2021 Management Information Circular March 17, 2021 7 Stantec Inc. General Information You have received this management information circular (“Circular”) because you owned common shares of Stantec Inc. as of the close of business on March 17, 2021 (the “Record Date”) and are entitled to notice of and vote at our annual general meeting of shareholders on Thursday, May 6, 2021 (or a reconvened meeting if the meeting is postponed or adjourned). Please note that this year we are holding a virtual only meeting to protect the health and safety of our communities, shareholders, employees, and other stakeholders from the risks associated with the COVID - 19 pandemic. Management is soliciting your proxy for the meeting, and the costs for doing so (including costs to mail materials to our beneficial shareholders via their intermediaries) are borne by Stantec. In addition to soliciting proxies by mail, Stantec may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States. All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by Stantec. In this Circular, unless otherwise noted or the context otherwise requires, references to “we”, “us”, “our”, “Stantec” or the “Company” refer to Stantec Inc. “You”, “your” and “shareholder” refer to holders of Stantec’s common shares. The “board of directors” or “board” refer to the board of directors of Stantec Inc. You will find additional information regarding our business in our Annual Information Form for the fiscal year ended December 31, 2020, as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the year ended December 31, 2020. Copies of these documents along with our other public documents are available on our website at stantec.com, on the System for Electronic Document Analysis and Retrieval (SEDAR) at sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at sec.gov. Unless stated otherwise, the information provided in this Circular is given as of March 17, 2021, and all dollar amounts are expressed in Canadian dollars. Notice - and - Access As permitted by Canadian securities regulators, Stantec is utilizing notice - and - access to deliver this Circular to both registered and beneficial shareholders. “Notice - and - access” is a set of rules that allows issuers to post electronic versions of proxy - related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice - and - access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the meeting. However, instead of receiving a paper copy of the meeting materials, shareholders receive a notice which contains information on how they may access the materials online and how to request a paper copy. The use of notice - and - access directly benefits Stantec by substantially reducing our printing and mailing costs and is more environmentally friendly. Shares Eligible to Vote As of March 17, 2021, the Company had 111,500,328 common shares issued and outstanding. Each share carries the right to one vote on each matter that comes before the meeting. Principal Shareholder To the knowledge of the Company, as of March 17, 2021, Jarislowsky, Fraser Limited is the only principal shareholder of the Company. Jarislowsky, Fraser Limited beneficially owns, directly or indirectly, or exercises control or direction over 12,745,237 common shares of Stantec (representing approximately 11.43% of the issued and outstanding common shares of Stantec). Your Vote Is Important As a shareholder, it is very important that you read the following information on how to vote your shares and then vote your shares, either by proxy or by attending the meeting virtually.

About Voting Who can vote You are entitled to vote at the meeting if you held common shares of Stantec at the close of business on March 17, 2021, the record date for the meeting. Shareholders will vote on four items of business and any other matters that may properly come before the meeting. A simple majority of votes (50% plus one vote) cast at the meeting in person or by proxy is required to approve all matters to be considered at the meeting. How to vote your shares in advance Voting your shares in advance of the meeting is the easiest way to vote. The voting process is different depending on whether you are a registered or non - registered (beneficial) shareholder. REGISTERED SHAREHOLDERS: You are a registered shareholder if your shares are held in your name. If you are not sure whether you are a registered shareholder, please contact Stantec’s transfer agent, Computershare, at  1 - 800 - 564 - 6253 (North America)  1 - 514 - 982 - 7555 (International) You will receive a form of proxy . BENEFICIAL SHAREHOLDERS: You are a beneficial shareholder if your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares. The majority of our shares are held by beneficial shareholders. You will receive a voting instruction form from your intermediary. How to vote in advance – Registered Shareholders Voting by proxy is the easiest way to vote. This means you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf. See “Appointing a proxyholder to vote at the meeting” below. If you do not appoint your own proxyholder, Douglas Ammerman and Gord Johnston, the Stantec representatives named on the proxy form will act as your proxyholder, and will vote your shares according to your instructions. Your proxyholder will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting. How to Vote By Proxy as a Registered Shareholder Internet Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the online instructions. Phone Call the toll - free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the instructions. Please note: you cannot appoint anyone other than the Stantec representatives named on your proxy form if you vote by telephone. Mail Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided. 2021 Management Information Circular March 17, 2021 8 Stantec Inc.

How to vote in advance – Non - registered (beneficial) Shareholders If you are a beneficial shareholder, you must send your voting instructions to your nominee who will vote for you. You will receive a request for voting instructions for the number of shares held for your benefit. Follow the instructions on your voting instruction form and send your voting instructions to your nominee. If you are a beneficial shareholder, you will likely have an earlier deadline for the return of your voting instruction form, so please be sure to send the form early, to allow enough time for your nominee to receive your voting instructions and then send them to Stantec’s transfer agent, Computershare, before the proxy cut - off. Most nominees delegate responsibility for obtaining voting instructions from their clients to Broadridge Financial Solutions Inc. (Broadridge). Broadridge usually mails a scannable voting instruction form that can be completed via phone, fax, mail or over the Internet at proxyvote.com. Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you. How to vote in advance – employees holding shares under the Employee Stock Purchase Plan (“ESPP”) If you hold shares through Stantec’s ESPP in Canada , you can direct Manulife, the plan trustee to vote your employee shares as you instruct. Follow the instructions on your proxy form: How to Vote By Proxy as an Employee Shareholder Internet Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the online instructions. Phone Call the toll - free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form and follow the instructions. Please note: you cannot appoint anyone other than the Stantec representatives named on your proxy form if you vote by telephone. Mail Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided. If you hold shares through Stantec’s ESPP in the United States, you will receive a voting instruction form that will contain instructions on how to vote your shares. Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form or voting instruction form is not received according to the procedures above, your employee shares will not be voted at the meeting. Send your voting instructions right away Take some time to read this Circular and then vote your shares. Regardless of which method you choose to vote, we must receive your voting instructions by 10:30 AM (Mountain Daylight Time) on May 4, 2021 to ensure your shares are voted at the meeting. If you are a non - registered (beneficial) shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Stantec’s transfer agent, Computershare. If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened . 2021 Management Information Circular March 17, 2021 9 Stantec Inc.

How to attend the virtual meeting Use your smartphone, tablet or computer to attend our virtual meeting. You can attend the meeting as a guest, or participate in the meeting online as described below. Virtual Meeting Checklist Make sure you have the following to access the meeting online: 1. The latest version of Chrome, Safari, Edge or Firefox as your Internet browser 2. The Stantec meeting ID: 204079726 3. The meeting password: stantec2021 (case sensitive) 4. Your user name and/or control number (see below) Attending as a guest Attending the meeting as a guest means you can listen to the meeting. You are not able to vote or ask questions. How to log in You should log in at least 30 minutes before the start of the meeting Go to https://web.lumiagm.com/204079726 on your smartphone, tablet or computer. Click “ Login ” and enter the password: stantec2021 (case sensitive). Click “ Guest ” and complete the online form. Participating in the meeting and voting your shares in real time Participating in the meeting means you can vote your shares in real time, ask questions and engage with management, members of the board and other shareholders. How to log in You or your proxyholder should log in at least 30 minutes before the start of the meeting Go to https://web.lumiagm.com/204079726 on your smartphone, tablet or computer. Click “ Login ” and enter the password: stantec2021 (case sensitive). If you are a registered shareholder, enter the 15 - digit control number on your proxy form as your user name. If you are a registered shareholder and you appointed someone else to be your proxyholder (a third party proxyholder), or if you are a non - registered (beneficial) shareholder and you appointed yourself or someone else as your proxyholder, that person will receive an email notification from Computershare with a control number that will also serve as their user name (see below). Only registered shareholders and duly appointed proxyholders can vote at the meeting. If you are a registered, beneficial or employee shareholder and you are appointing someone other than the Stantec representatives named in your proxy form or voting instruction form to attend the meeting as your proxyholder, you must register them with Computershare at https://www.comp utershar e.com/Stantec. Detailed instructions for appointing a third - party proxyholder to vote at the meeting are provided below. 2021 Management Information Circular March 17, 2021 10 Stantec Inc.

2021 Management Information Circular March 17, 2021 11 Stantec Inc. Appointing a proxyholder to vote at the meeting As a shareholder, you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. You may appoint someone else other than Douglas Ammerman and Gord Johnston to represent you at the meeting. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf. REGISTERED SHAREHOLDERS: If you want to appoint someone other than the Stantec representatives named in your proxy form to attend the meeting and vote your shares for you, print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Follow the instructions for submitting your form of proxy to Computershare. After you submit your proxy form to Computershare, you MUST register your proxyholder with Computershare. Go to https://w ww.comp utershare.com/Stantec by 10:30 AM (MDT) on May 4, 2021 to register your proxyholder and provide the contact information required. Computershare needs this information so they can confirm their registration and send an email notification with a control number. Your proxyholder needs the control number in order to participate in the meeting and vote your shares. Your proxyholder should receive an email notification after 10:30 AM (MDT) on May 4, 2021. Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting. BENEFICIAL SHAREHOLDERS: If you want to participate in the meeting and vote your shares in real time, print your name in the space provided on your voting instruction form to instruct your nominee to appoint yourself as proxyholder. After you submit your voting instruction form to your nominee, you MUST register yourself as a third - party proxyholder . Go to https://w ww.comp utershare.com/Stantec by 10:30 AM (MDT) on May 4, 2021 to register yourself and provide your contact information. Computershare requires this information so they can confirm the registration and send you an email notification with a control number. You need the control number in order to participate in the meeting and vote your shares. You should receive your email notification after 10:30 AM (MDT) on May 4, 2021. If you are a beneficial shareholder located in the United States and wish to participate or vote at the meeting, or, if permitted, appoint a third party as your proxyholder, you must follow the instructions provided in the voting instruction form to obtain a valid legal proxy from your intermediary. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint third parties as their proxyholders must be sent by e - mail or by courier to: uslegalproxy@computershare.com (if by e - mail); or Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 10:30 AM (MDT) on May 4, 2021. Once you log in to the meeting, remember to stay connected to the Internet so you can vote when the balloting begins.

2021 Management Information Circular March 17, 2021 12 Stantec Inc. Changing your vote REGISTERED SHAREHOLDERS If you are a registered shareholder and have voted by proxy, you may revoke your proxy in one of several ways:  By providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare before 10:30 AM (MDT) on May 4, 2021, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the business day before the date of the reconvened meeting.  By delivering a revocation of proxy to the registered office of Stantec (to the attention of our corporate secretary at Suite 400 , 10220 – 103 Avenue NW, Edmonton, Alberta, T 5 J 0 K 4 ) any time before 10 : 30 AM (MDT) on May 5 , 2021 , or, if the meeting is adjourned or postponed, before 10 : 30 AM (MDT) on the business day before the date of the reconvened meeting . You may also revoke your proxy in any other manner permitted by law. BENEFICIAL SHAREHOLDERS If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as noted above for registered shareholders. If you are an employee shareholder and have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. However, any new voting instructions will take effect only if received by 10:30 AM (MDT) on May 4, 2021, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second - last business day before the date of the reconvened meeting. Matters you will be voting on You will be voting on  The election of Stantec’s directors  The appointment of Stantec’s auditors  A nonbinding advisory vote on Stantec’s approach to executive compensation  An amendment and restatement of Stantec’s general By - Law No. 1 Please see the Business of the Meeting section of this Management Information Circular for more information. Other Business As of March 17, 2021, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting. Confidentiality of your vote Under normal conditions, your vote will be kept confidential because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders.

2021 Management Information Circular March 17, 2021 13 Stantec Inc. Business of the Meeting 1 Financial Statements Our audited consolidated financial statements for the year ended December 31, 2020, will be placed before the meeting. Our financial statements are contained in our 2020 Annual Report, available on our website at stantec.com and on SEDAR at sedar.com. Our Form 40 - F is available on EDGAR at sec.gov. If you want a free copy of any of these documents, please contact our corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4. 2 Election of Directors Nine directors will stand for election at the meeting. The persons listed in the Nominees for Election to the Board of Directors section of this Circular will be presented for election at the meeting as management’s nominees. We believe that each person nominated is well qualified to be a director of Stantec. Each has confirmed his or her willingness to serve if elected. If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. The director nominees follow: Douglas K. Ammerman Shelley A. M. Brown Gordon A. Johnston Martin A. à Porta Patricia D. Galloway Donald J. Lowry Richard C. Bradeen Robert J. Gomes Marie - Lucie Morin Majority Voting Policy for Directors To ensure accountability to shareholders, the board has adopted a policy that requires any nominee in an uncontested election who receives a greater number of votes “withheld” than votes “for” his or her election as a director (i.e., the nominee is not elected by at least a majority of 50% + 1 vote) to immediately tender his or her resignation to the Corporate Governance and Compensation Committee of the board. The committee will consider the resignation and promptly recommend to the board whether to accept it. Any director who tenders his or her resignation will not participate in the committee recommendation or board consideration regarding whether to accept the resignation. The board expects that resignations will be accepted unless exceptional circumstances warrant a contrary decision. The board will act on the committee’s recommendation no later than 60 days following the certification of the shareholder vote. We will promptly publicly disclose the board’s decision in a news release that will be provided to the Toronto Stock Exchange and filed on SEDAR at sedar.com and EDGAR at sec.gov. If the board refuses the resignation, the reasons underlying this decision will be fully disclosed in the news release. We recommend that you vote FOR the election of the nominees listed above. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the election of each of the nominees.

3 Appointment of Auditor The board recommends that Ernst & Young LLP, Chartered Professional Accountants, be reappointed as our auditor for the 2021 fiscal year. Ernst & Young LLP has served as our auditor since December 11, 1993. External Auditors’ Fees The table below shows the fees that Stantec’s external auditors, Ernst & Young LLP, billed to Stantec and its subsidiaries for various services in each of the past two fiscal years. Category Note 2020 ($) 2019 ($) Audit fees 1 5,811,200 5,995,700 Audit - related fees 2 390,800 337,700 Tax fees 3 827,000 825,600 All other fees 4 17,200 22,400 Total 7,046,200 7,181,400 Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements, including quarterly reviews, accounting consultation, statutory audit of in - scope subsidiaries and international financial reporting standard consultation. Audit - related fees: Assurance and related services provided by Ernst & Young LLP. These services can include attest services not required by statute or regulation and review engagements. Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance and tax advice relating to mergers, acquisitions, financing structures and tax planning. All other fees: Non - audit assurance fees and related services provided by Ernst & Young LLP. We recommend that you vote FOR the reappointment of Ernst & Young LLP as our auditor to hold office until the close of the next annual shareholder meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this reappointment. 4 Nonbinding Advisory Vote on Executive Compensation In 2020, Stantec held a shareholder advisory vote on the Company’s approach to executive compensation. Of the votes cast, 98.28% approved the Company’s approach. The Company is again providing shareholders the opportunity to cast an advisory vote at the meeting on the Company’s approach to executive compensation, as disclosed in the Executive Compensation Overview section of this Circular (beginning on page 44). The Compensation Discussion and Analysis subsection sets out how we compensate our executives, what our named executive officers are paid, and how their compensation is linked to Stantec’s performance. We invite any shareholder to forward comments about our approach to executive compensation to Marie - Lucie Morin, chair of the Corporate Governance and Compensation Committee, c/o Stantec Inc., attention to the corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4. At the meeting, shareholders will be asked to vote on the following advisory resolution: Resolved, on an advisory basis, and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in connection with the 2021 annual general meeting of shareholders of the Company. Because this is an advisory vote, the results are not binding on the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and consider them when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting. We recommend that you vote FOR the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution. 2021 Management Information Circular March 17, 2021 14 Stantec Inc.

2021 Management Information Circular March 17, 2021 15 Stantec Inc. 5 Amendment and Restatement of By - Law No. 1 On February 24, 2021, as part of its continuous review of corporate governance practices, the board of directors approved certain amendments to the Company’s By - Law No. 1 (the “General By - Law Amendments”), being the by - laws that set out the general rules governing the business and affairs of the Company. The amendments to By - Law No. 1, which take effect as amended and restated by - laws, are intended to modernize our current by - laws and align our corporate governance policies and procedures more closely with those of leading Canadian public companies governed by the CBCA. The General By - Law Amendments address various procedural matters in connection with the conduct of shareholder meetings, including to facilitate electronic meetings in a manner consistent with the CBCA, to provide electronic payment of dividends, to introduce a minimum threshold of 25% of the eligible vote as a quorum requirement for shareholder meetings, and related matters. For further details concerning the key changes proposed in the General By - Law Amendments, please see the Summary of Amendments subsection below. Pursuant to the CBCA, the board may by resolution amend any by - laws of the Company, subject to the requirement that the board submit the General By - Law Amendments to shareholders at the meeting for confirmation by ordinary resolution. The General By - Law Amendments became effective on February 24, 2021. If the amendments are confirmed at the meeting, they will continue in full force and effect. If the General By - Law Amendments are not confirmed by a majority vote of the shareholders, they will cease to be effective as of the date of the meeting and the former By - Law No. 1 of the Company will be reinstated, absent the General By - Law Amendments, and in full force and effect. The full text of the Amended and Restated By - Law No. 1 reflecting the General By - Law Amendments is attached as Schedule A to this circular and is also available under Stantec’s profile on SEDAR at sedar.com and EDGAR at sec.gov. Background Stantec’s original By - Law No. 1 was last confirmed by shareholders at the annual and special meeting of shareholders held on May 10, 2005. The by - law sets forth the general rules that regulate the business and affairs of the Company, including the framework for the execution of documents on behalf of the Company, the borrowing powers of the board, procedural matters relating to board meetings, procedural matters relating to shareholder meetings, the appointment of officers, the indemnification of directors and officers, the payment of dividends, and communications between the Company and shareholders. Reasons for Amendments As part of the Corporate Governance and Compensation Committee’s ongoing consideration and assessment of the Company’s corporate governance practices, the CGCC determined and recommended to the board that amendments be made to the Company’s By - Law No. 1 in order to, among other things: (i) reflect established corporate governance trends for CBCA public companies; (ii) take into account the evolution of laws surrounding, and the increased importance of facilitating, electronic meetings and electronic voting; (iii) address certain amendments to the Company’s governing corporate statute, the CBCA that are in force or expected to come into force in 2021; and (iv) make certain housekeeping edits, in each case, since By - Law No.1 was last approved by shareholders. Summary of Amendments The following is a summary of the material changes to the Amended and Restated By - Law No. 1 that resulted from the adoption of the General By - Law Amendments by the board, subject to the General By - Law Amendments Resolution being confirmed by shareholders at the meeting:  added a provision permitting shareholder meetings to be held electronically, subject to the provisions of the CBCA and the consent of directors, provided the Company arranges for electronic voting at such meeting in accordance with the CBCA and the Company’s by - laws  added a provision setting out the mechanics of dividend payments made by the Company, including to facilitate electronic payment of dividends  added language clarifying that a quorum at a shareholder meeting is at least two persons holding 25% of the eligible vote or more (our original by - laws did not provide a minimum threshold of votes required)

 added language that expressly prohibits the chair of the board from having a second or casting vote in the case of a deadlock  eliminated redundancies and inconsistencies with the CBCA including removing a 50% Canadian director residency requirement (the CBCA provides for a minimum 25%)  various other cleanup and other changes of a housekeeping nature Amended and Restated By - Laws At a Glance Below is a summary of the Company’s Amended and Restated By - Law No. 1 framed within the context of corporate governance best practices. Best Practice Stantec’s Amended and Restated By - Law No. 1 Quorum for Shareholder Meetings >25% Quorum for Board Meetings >50% No Casting Vote No Alternate Directors No Exclusive Forum Provision No Authority to Alter Capital Structure Quorum for shareholder meetings is at least two persons holding 25% or more of the eligible vote. Quorum for board meetings is at least 50% of the number of directors. The chair of the board does not have a second or casting vote at a meeting of directors. Directors are not permitted to appoint another person to serve as an alternate director to attend meetings in their place. Stantec’s By - Laws do not contain an Exclusive Forum provision (wherein shareholder’s choice of legal venue is limited to the Company’s jurisdiction of incorporation). Stantec’s board is not authorized to alter or amend the Company’s capital structure without further shareholder approval. The foregoing summary of the General By - Law Amendments is qualified in its entirety by reference to the complete text of the General By - Law Amendments, which is attached as Schedule A and is also available under our profile on SEDAR at sedar.com and on EDGAR at sec.gov. In the event of any conflict between the provisions thereof and this summary, the provisions of the General By - Law Amendments available on SEDAR will govern. Proposed General By - Law Amendments Resolution At the meeting, shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution confirming the General By - Law Amendments (the “General By - Law Amendments Resolution”). To be effective the General By - Law Amendments Resolution must be passed by a majority (i.e., 50% + 1 vote) of the votes cast by the shareholders present in person, or represented by proxy, at the meeting. The General By - Law Amendments Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the meeting: “BE IT RESOLVED THAT: 1. the amendments to By - Law No. 1 of the Company, substantially as described in the Company’s Management Information Circular delivered in connection with the 2021 annual general meeting of shareholders of the Company, be and are hereby confirmed, without amendment; 2. the board of directors of the Company may revoke this resolution before it is acted upon, without further approval of the shareholders of the Company; and 3. any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.” We recommend that you vote FOR the amendment and restatement of By - Law No. 1. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution. 2021 Management Information Circular March 17, 2021 16 Stantec Inc.

Nominees for Election to the Board of Directors Description of Nominees The following tables give information as of December 31, 2020, about the nominees for election to the board, including their background and key qualifications relevant to serving on our board. All nominees are current directors of Stantec. Laguna Beach, California United States Dougl a s K. Amme r man Corpora t e Di r e c tor Age: 69 Director since 2011 Independent Key Qualifications x Public accounting x Public company board experience x Professional services management Board and Committee Attendance During 2020 Board of Directors (chair) 9 of 9 100% Audit and Risk 4 of 4 100% Corporate Governance and Compensation 5 of 5 100% Sustainability and Safety 4 of 4 100% Other Public Board Directorship Douglas Ammerman is a retired partner of KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and, during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a Bachelor of Arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior. Fidelity National Financial, Inc. (NYSE - FNF) Audit (chair) J. Alexander’s Holdings, Inc. (NYSE - JAX) Audit (chair); Compensation; Nominating and Corporate Governance Foley Trasimene Acquisition Corp. (NYSE – WPF.U, WPF, WPF WS) Audit (chair) Dun & Bradstreet Holdings, Inc. (NYSE – DNB) Audit (chair) Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $3,352,008 Martin A. à Porta Zug, Switzerland Corpora t e Di r e c tor Age: 50 Director since 2021 Independent Key Qualifications x Executive leadership x Strategic planning and execution x Industry experience Board and Committee Attendance During 2020 (1) Board of Directors - Other Public Board Directorship UPM - Kymmene Corporation (NASDAQ Helsinki - UPM) Remuneration Committee Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $206,400 Martin à Porta is an experienced executive and consultant with 25 years of experience working in and supporting professional services and industrial companies, including Siemens, where he worked for more than a decade in several progressively senior roles around the world. Most recently, Mr. à Porta served as the President and CEO of Pöyry Plc, an international consulting and engineering company, providing services in power generation, transmission, and distribution; forestry; biorefining and chemicals; mining and metals; infrastructure; water, and environmental services. Mr. à Porta currently provides transformation, growth, and strategic consulting services for a number of companies and serves on the board of directors of UPM Biofore, a leading forest - based bioindustry company based in Helsinki, Finland. He holds a master of science degree in engineering studies from ETH Zurich, Swiss Federal Institute of Technology. (1) Mr. à Porta joined the Board on January 1, 2021, therefore, he did not attend any board or committee meetings in 2020. 2021 Management Information Circular March 17, 2021 17 Stantec Inc.

Richard C. Bradeen Montréal West, Québec Canada Corporate Director Age: 64 Director since 2018 Independent Key Qualifications x Corporate finance x Managing and leading growth x Global acquisitions Board and Committee Attendance During 2020 Compensation Board of Directors 9 of 9 100% Audit and Risk 4 of 4 100% Corporate Governance and 5 of 5 100% Other Public Board Directorship Richard Bradeen served as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services and Risk Assessment from February 2009 to October 2013 fo r B o mbar d ie r In c. , Mont r eal , a l ea din g worldwid e m anuf a c ture r of planes and trains. He started his career at Bombardier in 1997 as vice president of Acquisitions. Before that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young. He joined Ernst & Young in 1978 and over 19 years held increasingly senior roles, including as president of the Corporate Fina n c e g r ou p i n Toronto . Superior Plus Corp. (TSX - SPB) Audit; Human Resources and Compensation Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $707,649 Sa sk atoo n, Sa ska t c hewan Canada Shelley A. M. Brown Corporate Director Age: 64 Director since 2018 Independent Key Qualifications x Financial expert x Corporate governance x Corporate control environments and risk assessment Board and Committee Attendance During 2020 Board of Directors 9 of 9 100% Audit and Risk (chair) 4 of 4 100% Other Public Board Directorship NorZinc Ltd. (TSX – NZC) Audit (chair); Nomination Shelley Brown has more than 25 years of board experience serving on not - for - profit, association, and for - profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governo r s . Sh e b rin g s e xper ti s e i n stra t egi c pl a n n ing , good governance, finance, and risk management. During her distinguished 40 - yea r ca r ee r i n accoun t in g , M s . B row n w a s a p art n e r i n tw o o f t he world’s largest professional services firms. As chair of the Canadian Ins t i t ut e o f C h art e re d A c count a nts , sh e pl a y e d a k e y r ol e i n u n i t ing Canad a ’ s acc o un t in g prof e s si o n , c u lmin a tin g i n t h e c r eatio n o f the Chartered Professional Accountants of Canada. She is also a recognized leader in diversity and inclusion, having been listed on Canad a ’ s To p 10 0 M o s t Powerf u l Wome n fo r fou r years , ear n in g her a position on the Women’s Executive Network Hall of Fame. In 2018, Ms . Brow n wa s r e cog n ize d a s a M e mbe r o f th e Orde r o f Ca n ad a for her professional and community contributions. Inter Pipeline Ltd. (TSX - IPL) Audit; Human Resources and Governance Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $446,146 2021 Management Information Circular March 17, 2021 18 Stantec Inc.

Patricia D. Galloway Cle Elum, Washington U nit ed S t a te s Corpora t e Di r e c tor Age: 63 Director since 2020 Independent Key Qualifications x Corporate governance x Corporate risk management x International megaproject delivery and execution Board and Committee Attendance During 2020 (1) Board of Directors 3 of 4 75% Corporate Governance and Compensation 3 of 3 100% Sustainability and Safety 3 of 3 100% Other Public Board Directorship Patricia Galloway has served in several executive positions and has over 30 years of experience in corporate risk management. Dr. Galloway is chair of Pegasus Global Holdings, Inc.® (Pegasus - Global), a firm that performs risk management, management consulting services and strategic consulting business services. From July to December 2018, Dr. Galloway served on the board of SCANA Corporation as chair of the Special Litigation Committee. Her service ended with the merger of SCANA and Dominion Energy, Inc. From 2008 to 2018, Dr. Galloway served as chief executive officer of Pegasus - Global. She also served on the U.S. National Science Board from 2006 to 2012. Prior to that, from 1981 to 2008, Dr. Galloway held various positions with The Nielsen - Wurster Group, Inc., including chief executive officer and principal, and president and chief financial officer . Dr . Galloway was the first woman President of the American Society of Civil Engineers . She also serves as an arbitrator on construction and energy litigation cases . Dr . Galloway holds a Bachelor of Science degree in civil engineering from Purdue University, a Certificate in Dispute Resolution from the Pepperdine law school, Straus Institute, a Ph.D. in Infrastructure Systems Engineering (Civil) from Kochi University of Technology (Japan), and an M.B.A. from the New York Institute of Technology. Value at Risk $152,152 (1) Dr. Galloway joined the Board on May 7, 2020, therefore, her attendance record reflects meetings held in the remainder of the year. Granite Construction Inc. (NYSE – GVA) Nominating and Corporate Governance (chair); Audit / Compliance; Risk Total Equity at Risk (Common Shares and Deferred Share Units) Robert (Bob) J. Gomes Corporate Director Board and Committee Attendance During 2020 Edmonton, Alberta Age: 66 Canada Director since 2009 Board of Directors 9 of 9 100% Not Independent Key Qualifications Sustainability and Safety 4 of 4 100% x Executive leadership x Strategic Planning and execution x Industry Experience Other Public Board Directorship - Bob Gomes joined Stantec in 1988 as an urban land project manager. Over 29 years with Stantec, his career became progressively more senior and spanned many of Stantec’s business lines. He held both operational and practice positions. From May 15, 2009, until his retirement on December 31, 2017, Mr. Gomes served as president & CEO of Stantec. He holds a degree in civil engineering from the University of Alberta and has served on the board of directors for the Edmonton Economic Development Corporation and a number of non - profit and charitable boards throughout his career. Value at Risk $8,769,177 Total Equity at Risk (Common Shares and Deferred Share Units) 2021 Management Information Circular March 17, 2021 19 Stantec Inc.

Gordon (Gord) A. Johnston Edmonton, Alberta Cana da Corpora t e Di r e c tor Age: 55 Director since 2018 Not Independent Key Qualifications x Engineering industry experience x Managing and leading growth x Strategic planning and execution Board and Committee Attendance During 2020 Board of Directors 9 of 9 100% Other Public Board Directorship - Total Equity at Risk (Common Shares, PSUs and RSUs) Value at Risk $9,123,608 Gord Johnston is the current president & CEO of Stantec. He has over 30 years of private and public sector experience in the design and project management of infrastructure projects throughout North America and abroad. Mr. Johnston has held increasingly senior roles since joining Stantec in 1990, including serving as the Water business line leader, as executive vice president of the Infrastructure business operating unit, and as an active participant in Stantec’s acquisition sourcing and integration efforts. He earned Bachelor of Science and Master of Engineering degrees in civil engineering from the University of Alberta, and is a registered professional engineer, certified project management professional, and Envision Sustainability Professional. He completed the Leading Professional Services Firms program from the Harvard Business School and the Financial Literacy program for directors and executives at the University of Toronto’s Rotman School of Management. Donald (Don) J. Lowry, ICD.D, F.ICD Ed m ont o n , A l ber ta Canada Corpora t e Di r e c tor Age: 69 x Strategic growth, oversight and insight x Corporate Governance and executive compensation x Capital markets and risk management Board and Committee Attendance During 2020 Director since 2013 Independent Board of Directors 9 of 9 100% Key Qualifications Audit and Risk 4 of 4 100% Sustainability and Safety (chair) 4 of 4 100% Other Public Board Directorship Do n Low r y re t ire d i n Ma r c h 2 0 1 3 a s presid e n t & CE O o f E PCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business i n J u l y 200 9 . I n 2 0 11 , h e wa s na me d A lbert a B u sin e s s P ers o n o f the Year by Alberta Venture magazine and, in January 2014, was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final events held in Edmonton in 2014, 2015 and 2016. Mr. Lowr y w a s th e c h ai r o f Can a dia n Oilsan d s L i m ite d un t i l Februa r y 2 016, whe n t h e compa n y w a s a c q u ire d . H e h o ld s a Bachel o r o f Co m me r ce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obt a ine d hi s Insti t ut e o f Corpor a t e Dir e cto r s d e signa t io n ( ICD.D ) in Janua r y 2 01 6 fr o m th e Rotm a n Sc hoo l o f B u si n ess . H e h a s mor e th a n 30 years of industry experience in the utilities, telecommunications, and powe r ge n era t io n s e cto r s . I n 20 2 0 , Mr . Low r y w a s r e cog n ize d b y the Institute of Corporate Directors as an “F.ICD Fellow”, which is the high e s t hon o u r a dir e cto r ca n receiv e i n C anad a . Capital Power Corporation (chair) (TSX - CPX) - Total Equity at Risk (Common Shares and Deferred Share Units) Value at Risk $2,851,835 2021 Management Information Circular March 17, 2021 20 Stantec Inc.

Marie - Lucie Morin, P.C., C.M. Ottawa , On t a rio Canada Corpora t e Di r e c tor Age: 63 Director since 2016 Independent Key Qualifications x International business and government affairs x Strategic planning and execution x Corporate governance Chorus Aviation Inc. (TSX - CHR) Audit; Nomination Board and Committee Attendance During 2020 Board of Directors 9 of 9 100% Corporate Governance and Compensation (chair) 5 of 5 100% Other Public Board Directorship Marie - Lucie Morin was Executive Director at the World Bank from 2010 to 2013. Previously Ms. Morin pursued a 30 - year career in Federal Public Service. She was appointed National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet in 2008, having served as Deputy Minister for International Trade and Associate Deputy Minister of Foreign Affairs. Earlier in her career with the Department of Foreign Affairs and International Trade, Ms. Morin completed assignments in San Francisco, Jakarta, London, and Moscow. In 1997 she was appointed Ambassador to Norway with accreditation to Iceland. Ms Morin served as advisor for the Canada Transport Act Review which tabled its report to Parliament in 2015. Ms. Morin was named Chevalier de la Légion d'honneur in 2012, was sworn into the Queen's Privy Council in 2015 and became a member of the Order of Canada in 2016. Ms. Morin presently serves on corporate and not - for - profit boards; she is a member of the National Security and Intelligence Review Agency (NSIRA). Value at Risk $957,859 Total Equity at Risk (Common Shares and Deferred Share Units) 2021 Management Information Circular March 17, 2021 21 Stantec Inc.

Additional Information about Director Nominees Director Voting Results from Our 2020 Annual General Meeting A summary of the voting results from our 2020 annual general meeting follows: Director (1) Votes in Favor % in Favor Votes Withheld % Withheld Douglas Ammerman 86,432,271 99.49 438,996 0.51 Richard Bradeen 86,383,698 99.44 487,569 0.56 Shelley Brown 85,566,395 98.50 1,304,872 1.50 Patricia Galloway 86,805,301 99.92 65,966 0.08 Bob Gomes 84,880,192 97.71 1,991,075 2.29 Gord Johnston 86,678,394 99.78 192,873 0.22 Don Lowry 86,538,548 99.62 332,719 0.38 Marie - Lucie Morin 86,409,063 99.47 462,204 0.53 (1) Mr. à Porta was not a director nominee at our 2020 annual general meeting; therefore, he is excluded from the table above. Director Attendances The number and percentage of board and committee meetings each director attended in 2020 follows: Director (1) Board Meetings Attended Committee Meetings Attended Total Meetings Attended Douglas Ammerman 9 of 9 100% 13 of 13 100% 22 of 22 100% Richard Bradeen 9 of 9 100% 9 of 9 100% 18 of 18 100% Shelley Brown 9 of 9 100% 4 of 4 100% 13 of 13 100% Patricia Galloway 3 of 4 75% 6 of 6 100% 9 of 10 90% Bob Gomes 9 of 9 100% 4 of 4 100% 13 of 13 100% Gord Johnston 9 of 9 100% - - 9 of 9 100% Don Lowry 9 of 9 100% 8 of 8 100% 17 of 17 100% Marie - Lucie Morin 9 of 9 100% 5 of 5 100% 14 of 14 100% Mr. à Porta joined the board on January 1, 2021; therefore, he did not attend any board or committee meetings in 2020. Dr. Galloway joined the board on May 7, 2020; therefore, her attendance record reflects meetings held in the remainder of the year. Director Independence The board has determined that all director nominees, except Mr. Gomes and Mr. Johnston, are independent within the meaning of applicable Canadian securities laws. Mr. Gomes, as past president & CEO of Stantec, and Mr. Johnston, as current president & CEO of Stantec, are not considered independent. Director Nominee Independent Non - Independent Reason for Non - Independence Douglas Ammerman Martin à Porta Richard Bradeen Shelley Brown Patricia Galloway Bob Gomes Past President & CEO of the Company Gord Johnston President & CEO of the Company Don Lowry Marie - Lucie Morin At each meeting, independent directors meet without management 2021 Management Information Circular March 17, 2021 22 Stantec Inc.

2021 Management Information Circular March 17, 2021 23 Stantec Inc. Director Compensation Our directors play a central role in enhancing shareholder value. Because of this, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk - taking. Our philosophy is to align compensation with the median compensation of directors for our compensation peer companies (disclosed on page 48 of this circular), using a program design that reflects market best practices. The Corporate Governance and Compensation Committee of our board is responsible for reviewing and making recommendations to the board regarding board compensation matters. The committee regularly reviews our director compensation program and recommends to the board any adjustments it considers necessary and appropriate to remain competitive with director compensation trends for firms of similar size and complexity to Stantec. In 2020, in response to the economic uncertainty associated with COVID - 19, and as an act of solidarity, our directors joined Stantec’s senior executives across the world by taking a 10% reduction to the cash component of their compensation. This pay reduction was in effect for six months of the year. In all other material respects, the compensation of our non - management directors remained the same in 2020 as in 2019. Gord Johnston, Stantec’s president & CEO, does not receive any additional compensation for his service as a director; his compensation is fully earned as president & CEO of Stantec. Delores Etter and Susan Hartman, each of whom retired from Stantec’s board on May 7, 2020, received compensation as a director for a portion of 2020, so information pertaining to them is included in the discussion below. Martin à Porta joined the board on January 1, 2021; therefore, he did not receive any compensation as a director in 2020. Components of Compensation All - Inclusive Annual Cash Retainer Our non - management directors receive an all - inclusive annual cash retainer (in lieu of board and committee meeting fees), reflecting market best practices. In the board’s view, directors should be paid for their oversight and judgment, as required by the role, and meeting attendance is a minimum requirement of directors. This approach and component of compensation provides a predictable level of cash compensation for the Company and its directors. The following table shows the annual cash retainers for our non - management directors in 2020: Description of Annual Retainer Amount ($) (1)(2) Director cash retainer 50,000 Chair cash retainers: Board 125,000 Audit and Risk Committee 21,000 Corporate Governance and Compensation Committee 18,000 Sustainability and Safety Committee 18,000 (1) As disclosed elsewhere in this circular, the quarterly payments of the cash retainers to non - management directors on April 1, 2020 and July 2, 2020, were reduced by 10% on account of the economic uncertainty associated with COVID - 19. (2) Directors who are ordinarily resident in the United States receive their cash retainer in US Dollars using a one - to - one exchange rate to the Canadian dollar. Directors who are ordinarily resident in Canada receive their cash retainer in Canadian dollars. Beginning in 2021, in order to achieve consistency and simplify the currency of pay (now that Stantec has US, Canadian and global - based directors), all directors will receive the cash portion of their compensation in US dollars.

Equity - Based Compensation Our non - management directors receive equity - based compensation in fixed number and fixed value equity grants. Quarterly in 2020, each non - management director received 800 deferred share units (DSUs) (fixed number equity grant) and C$17,500 in either common shares or DSUs (fixed value equity grant). For the fixed value equity grant, each non - management director elects to receive either common shares (purchased on the Toronto Stock Exchange) or DSUs. The fixed value approach provides the Company with less volatility in the value of our directors’ compensation. As well, each director can choose to receive common shares now or DSUs that will be monetized when the director retires from the board. Director DSU Plan Each DSU has the same value as one of our common shares; however, DSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. DSUs vest on issuance and will be exercised and paid out in cash upon a director’s death or retirement from Stantec. Each DSU will be valued at the weighted - by - volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director. DSUs are granted on the first day of each quarter, and once granted, the number of DSUs is not adjusted, even if the director dies or retires in the quarter to which a grant of DSUs relates. The number held by directors and the number that directors are entitled to receive are appropriately adjusted for changes in our outstanding common shares that occur because of any stock split, consolidation, or other corporate change. DSUs have associated dividend equivalent rights and, therefore, accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units. Fixed Number Equity Grant – Director DSU Awards in 2020 A summary of the value of DSUs awarded in 2020 to our non - management directors as a fixed number equity grant follows: Title Value of DSUs Awarded in 2020 to Each Director ($) (1) Increase in Value of DSUs Awarded in 2020 for Dividend Adjustment ($) Director (2) 124,032 1,232 (1) The value of each DSU is calculated using the grant date fair value for each allotment. These values — $36.70, $36.00, $41.91, and $40.43 for the first, second, third, and fourth quarters of 2020 — represent the closing price of Stantec’s shares on the TSX on the day preceding the first trading day of each quarter. (2) In 2020, each non - management director other than Ms. Hartman, Dr. Etter, and Dr. Galloway received four allotments of 800 DSUs. Ms. Hartman and Dr. Etter retired from the board on May 7, 2020 and, therefore, received only two allotments. Dr. Galloway joined the board on May 7, 2020, and, therefore, received three DSU allotments in 2020. 2021 Management Information Circular March 17, 2021 24 Stantec Inc. Fixed Value Equity Grant – Director Elections in 2020 A summary of the election made by each of our non - management directors for their fixed value equity grant follows: Director Value Awarded in 2020 ($) Form of Equity Douglas Ammerman $70,000 Common Shares Richard Bradeen $70,000 DSUs Shelley Brown $70,000 Common Shares Delores Etter (1) $35,000 DSUs Patricia Galloway (2) $52,500 DSUs Bob Gomes $70,000 DSUs Susan Hartman (3) $35,000 Common Shares Don Lowry $70,000 DSUs Marie - Lucie Morin $70,000 DSUs (1) Dr. Etter retired from the board on May 7, 2020. (2) Dr. Galloway was elected to the board on May 7, 2020. (3) Ms. Hartman retired from the board on May 7, 2020.

Outstanding Share - Based Awards for Directors Listed below are the total outstanding share - based awards held by each of our non - management directors as of December 31, 2020 (1) . Number of Shares or Market or Payout Value of Number of Shares or Market or Payout Value of Vested Units of Shares That Have Share - Based Awards That Units of Shares That Have Share - Based Awards Not Paid Out or Director Not Vested (#) Have Not Vested ($) Vested (#) (2) Distributed ($) (3) Douglas Ammerman - - 48,636 2,003,842 Richard Bradeen - - 16,174 666,394 Shelley Brown - - 7,841 323,085 Patricia Galloway - - 3,693 152,167 Bob Gomes - - 16,190 667,029 Don Lowry - - 46,876 1,931,299 Marie - Lucie Morin - - 23,249 957,887 Our non - management directors do not receive any form of option - based awards. Mr. Gomes, who served as president & CEO of Stantec until retiring on December 31, 2017, holds options he earned while serving as CEO. Mr. Gomes does not receive any option - based compensation as a director. His outstanding option - based awards are disclosed in the section below. Represents DSUs held by each director. The volume weighted average price of Stantec shares for the last 10 trading days of 2020 ($41.20) was used to calculate the aggregate value. The number of DSUs has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number. Outstanding Option - Based Awards Held by Mr. Gomes Listed below are the total outstanding option - based awards held by Mr. Gomes as of December 31, 2020. These awards were earned by Mr. Gomes while serving as president & CEO before his retirement on December 31, 2017. Name Number of Securities Underlying Unexercised Option s (#) Option Exercise Price ($) Option E x piration Date Value of Total Unexercised In - the - M one y Op t ion s ($ ) (1) Bob Gomes 108,461 32.83 May 17, 2021 2,171,652 96,700 32.01 March 3, 2022 37,644 31.75 May 16, 2022 The closing price of Stantec shares of $41.28 as of December 31, 2020, was used to calculate the aggregate value. 2021 Management Information Circular March 17, 2021 25 Stantec Inc. Directors do not receive any option - based compensation

Other Compensation Our directors are reimbursed for their reasonable out - of - pocket expenses to travel to meetings. They do not receive stock options or any other benefits or perquisites related to their service on our board. On retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director is the earned value of his or her DSUs. Directors’ Total Compensation for 2020 The following table summarizes our non - management directors’ compensation for the fiscal year ended December 31, 2020: (1) Share - Based Awards ($) Fees Earned Fixed Number Equity Fixed Value Equity Grant (Common Shares or Dividend Adjustments on Total DSU All Other Director ($) (2) Grant (DSUs) ($) (3) DSUs) ($) (4) Holdings ($) Compensation ($) Total ($) Douglas Ammerman 166,250 124,032 70,000 1,232 - 361,514 Richard Bradeen 47,500 124,032 70,000 1,232 - 242,764 Shelley Brown 67,450 124,032 70,000 1,232 - 262,714 Delores Etter (5) 32,300 58,160 35,000 364 - 125,824 Patricia Galloway (6) 35,000 98,504 52,500 868 186,872 Bob Gomes 47,500 124,032 70,000 1,232 - 242,764 Susan Hartman (7) 23,750 58,160 35,000 364 - 117,274 Don Lowry 56,050 124,032 70,000 1,232 - 251,314 Marie - Lucie Morin 64,600 124,032 70,000 1,232 - 259,864 Directors do not receive any form of option - based awards, non - equity incentive plan compensation, or pension. Quarterly cash retainers received by directors on April 1, 2020 and July 2, 2020 were reduced by 10% as part of our directors’ participation in the Company’s cost - saving initiatives undertaken in relation to the economic uncertainty caused by the COVID - 19 pandemic. Directors’ DSUs granted in the 2020 calendar year are valued using the fair value at the grant date for each of the four allotments issued in 2020. DSUs awarded for 2020 include allotments of 800 each quarter. Directors also receive adjustments for dividends earned on the total DSUs held. Directors can choose to receive common shares or DSUs as part of the fixed value equity grant of $17,500 per quarter. Dr. Etter retired from the board on May 7, 2020. In accordance with the terms of our Director DSU Plan, DSUs that were earned during her tenure on the board between 2011 and 2020 were paid out to Dr. Etter on her retirement using the volume - weighted average trading price of Stantec shares for the last 10 trading days of the month in which she retired ($40.91). DSUs were earned in the year they were originally granted. The aggregate payout value of her accumulated DSUs was $2,222,117. Dr. Galloway joined the board on May 7, 2020, therefore, her total compensation reflects fees received from the date of her appointment. Ms. Hartman retired from the board on May 7, 2020. In accordance with the terms of our Director DSU Plan, DSUs that were earned during her tenure on the board between 2004 and 2020 were paid out to Ms. Hartman on her retirement using the volume - weighted average trading price of Stantec shares for the last 10 trading days of the month in which she retired ($40.91). DSUs were earned in the year they were originally granted. The aggregate payout value of her accumulated DSUs was $3,908,173. 2021 Management Information Circular March 17, 2021 26 Stantec Inc.

Director Equity Ownership To align the interests of our directors with those of our shareholders, each non - management director is required to own a certain value in Stantec common shares or DSUs. In accordance with Stantec’s Director Equity Ownership Policy, each non - management director is required to hold at least $750,000 in equity within five years of his or her appointment to the board. The chair of the board is required to hold at least $1,500,000 in equity. The following table provides information about the number and value of common shares and DSUs owned by our non - management directors on December 31, 2020. The value of each Stantec common share is based on the closing price of $41.28 on December 31, 2020. The value of each DSU is $41.20 (the volume - weighted average trading price of Stantec shares for the last 10 trading days up to and including December 31, 2020). Number of Value of Stantec Total Value of Stante c Shar es Stante c Shar es Owned , Controlled, Shares Own ed, Controlled, Total Value of DSUs Owned , Controlled, or Directed, and DSUs Director or Directed or Directed ($) DSUs Held ($) (Total at Risk)($) Meeting Requirement? Douglas Ammerman 32,600 1,348,205 48,636 2,003,803 3,352,008 Yes Martin à Porta (1) 5,000 206,400 - - 206,400 In Progress Richard Bradeen (2) 1,000 41,280 16,174 666,369 707,649 In Progress Shelley Brown (3) 2,982 123,097 7,841 323,049 446,146 In Progress Patricia Galloway (4) - - 3,693 152,152 152,152 In Progress Bob Gomes 196,273 8,102,149 16,190 667,028 8,769,177 Yes Don Lowry 22,300 920,544 46,876 1,931,291 2,851,835 Yes Marie - Lucie Morin - - 23,249 957,859 957,859 Yes Mr. à Porta, appointed to the board on January 1, 2021, has until January 1, 2026 to meet the equity ownership requirements of the Director Equity Ownership Policy. Mr. Bradeen, appointed to the board on February 21, 2018, has until February 21, 2023 to meet the equity ownership requirements of the Director Equity Ownership Policy. Ms. Brown, appointed to the board on November 7, 2018, has until November 7, 2023 to meet the equity ownership requirements of the Director Equity Ownership Policy. Dr. Galloway, appointed to the board on May 7, 2020, has until May 7, 2025 to meet the equity ownership requirements of the Director Equity Ownership Policy. Directors are required to own significant equity in Stantec 2021 Management Information Circular March 17, 2021 27 Stantec Inc.

2021 Management Information Circular March 17, 2021 28 Stantec Inc. Statement of Corporate Governance Practices One core value at Stantec is we do what is right. We embrace the highest standards of personal and professional integrity. Our ideals are those shared by all good companies — sound governance, transparent accounting, and long - term shareholder value. These high standards reflect not only the legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is provided below. The policies and position descriptions noted — including our Code of Business Conduct and our Corporate Governance Guidelines — are available on our website at stantec.com, or contact us for a free copy of the policies or guidelines. The Code of Business Conduct is available on SEDAR at sedar.com and EDGAR at sec.gov. Ethical Business Conduct The board has adopted a comprehensive Code of Business Conduct (the Code) that provides a framework for our directors, officers, and employees to support ethical decision making and to protect the Company’s reputation and the integrity of its services. All Stantec employees must certify at least annually that they have read and understand the Code. The Corporate Governance and Compensation Committee reviews the Code at least annually to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval. The board believes that providing a forum for employees to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Code outlines procedures for reporting and investigating observations and concerns raised by Stantec employees. We closely monitor compliance with our Code. Officers, employees, stakeholders, and members of the public can report concerns regarding breaches of the Code through our Integrity Hotline, which is managed by an independent third party. Complaints can be submitted by telephone, online, or mail. All complaints are kept confidential, and requests for anonymity are respected to the extent possible. Copies of all complaints are reviewed by the chairs of the Audit and Risk Committee and the Sustainability and Safety Committee. A quarterly report, presented to both committees, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the Integrity Hotline. The board believes that having directors exercise independent judgment when considering transactions and agreements is effective. At any board meeting, if a director or executive officer has a material interest in a matter being considered, he or she will not be present for discussions relating to the matter and will not participate in any vote on the matter. Timely Communication Stantec is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality to us means that an event or information would reasonably be expected to have a significant effect on the price or value of Stantec’s shares. The Company will disclose both positive and negative information — in keeping with the rules of the TSX and NYSE and applicable securities laws — on a timely basis, except when confidentiality issues require a delay. The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information, to determine how and when to disclose it, and to ensure that all material disclosures comply with relevant securities legislation. The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO. Differences between TSX and NYSE Rules As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet or, in some cases, exceed, legal and regulatory requirements. As a foreign private issuer under US securities laws, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with them in all material respects except those noted below.

2021 Management Information Circular March 17, 2021 29 Stantec Inc. Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material amendments to them, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market (subject to a few limited exceptions). TSX rules require shareholder approval of security - based compensation arrangements only for arrangements that involve the delivery of newly issued securities. TSX rules require shareholder approval of security - based compensation plans when they are first introduced and thereafter as follows:  Every three years for all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or  At the time of and for any amendment to the arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX - specified types of amendments) Stock purchase plans — in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities — are not subject to the shareholder approval requirement under TSX rules; however, shareholder approval is required under NYSE rules. We comply with the TSX rules. Composition of Our Board Director nominees put forward for election to our board of directors are recommended based on their relevant expertise and experience, their ability to exercise thoughtful, independent judgment when serving as a board member, and their alignment with our adherence to best practices in good corporate governance. We assess these skills and qualities while considering the Company’s current affairs and needs. The following subsections describe how we reached our slate of qualified nominees for our 2021 board of directors. Independence of Directors Our Corporate Governance Guidelines mandate that our board have a majority of independent directors. Further, all members of the board’s Audit and Risk Committee and Corporate Governance and Compensation Committee must be independent. The Sustainability and Safety Committee may include both independent and non - independent directors. The board has determined that all director nominees, except Mr. Gomes and Mr. Johnston, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could reasonably be expected to interfere with the exercise of their independent judgment. Mr. Gomes, as past president & CEO, and Mr. Johnston, as current president & CEO, are not considered independent. The board’s policy states that the independent directors must meet without management and non - independent directors present following every regularly scheduled and ad - hoc board and board committee meeting. In 2020, the independent directors met without management and without Mr. Gomes following all meetings of the board and its committees. Identifying Nominees to the Board The Corporate Governance and Compensation Committee is responsible for identifying and recommending any suitable director candidates to the board. As part of fulfilling this mandate, the committee maintains an evergreen list of potential suitable candidates. Current directors are regularly asked to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify them. The director evergreen list is reviewed and updated by the committee at least annually. The committee manages succession planning for each board member and for board and committee chairs. Succession plans are reviewed annually. When succession planning and maintaining the director evergreen list, the committee considers the following:  The competencies, diversity and skills of the board as a whole  The skills of current board members in tandem with their anticipated length of service left on the board

2021 Management Information Circular March 17, 2021 30 Stantec Inc.  Any gaps in the competencies, diversity and skills of the current board that need to be addressed  Whether any additional skills are required that could be beneficial, considering the opportunities and risks our Company faces Candidates are screened to ensure they are financially literate; can be accountable, think strategically, and work effectively in a team; and have integrity, excellent communication skills, and relevant experience. The successful candidate must be able to attend all board meetings and come prepared to make an informed, productive contribution. Inclusion and Diversity At Stantec, our commitment to inclusion and diversity at all levels of the Company is critical to our success because it allows us to attract and retain top talent. Stantec is involved in several prominent organizations and partnerships that support inclusion and diversity in the workplace. We are a member of Catalyst, an employee partner with the Canadian Centre for Diversity and Inclusion, and a partner with Pride at Work Canada. In 2020, we made a commitment to making a difference in the areas of racial injustice and societal inequity and developed a plan with five key actions including:  committing funds to STEM education within the black, indigenous, and people of colour (BIPOC) community  strengthening our partnerships with groups such as the National Association of Minority Architects (NOMA), Society of Hispanic Professional Engineers (SHPE), ACE Mentor Program of America, and American Indian Science and Engineering Society (AISES)  enhancing and implementing internal programs, including our unconscious bias training and our hiring and career advancement programs  leveraging our digital platforms and community relationships to advocate for inclusion and diversity in our industry and our communities  launching our World Mental Health Day Campaign and leveraging our resources for our employees’ mental health and wellness The board recognizes the benefits of promoting diversity and, to that end, has a formal written Diversity Policy in place. This policy confirms our commitment to creating opportunities for diverse candidates for appointment to the board and senior management roles. The board believes that diversity is important because it produces a range of perspectives, experience, and expertise that results in effective stewardship. Further, a board promotes better corporate governance when it has highly qualified directors and senior managers who come from diverse backgrounds and who reflect the changing demographics of our communities and our Company’s evolving client and employee base. To support the Company’s diversity objectives when identifying, considering, and selecting candidates for election or re - election to the board and for senior management roles, the Corporate Governance and Compensation Committee considers the following :  Diversity — including gender, age, ethnicity, disability, indigenous status, and geographical background — of the existing directors of the board, senior management, and potential nominees  The level of representation of women, indigenous peoples, persons with disabilities, and members of visible minorities (each a “Designated Group”) on the board and in senior management positions. When sourcing candidates — internally or externally using a recruitment firm — the committee ensures that the candidates considered include members from one or more Designated Groups. The Company’s Inclusion and Diversity Plan sets out strategic initiatives for inclusion and diversity over three and five years. Inclusion and Diversity Councils — based in Canada, the United States, Europe and the Middle East — manage these initiatives and report their progress directly to the CEO and the board. Stantec is committed to shaping a culture where everyone can bring their whole selves to work in an environment that is welcoming, accepting, safe, supportive, and free of judgement. Employee Resource Groups (ERGs) — collections of staff who share a common interest or background — are supported by the Inclusion and Diversity Councils and focus on building awareness and appreciation for the various dimensions of diversity found among Stantec employees. ERGs include, among others, Women@Stantec, Pride@Stantec,

Persons with Disabilities PWD@Stantec, IndigenousConnections@Stantec, Military and Veterans Advocates MAVA@Stantec, Asians@Stantec and Latinos@Stantec. These groups are helping build our diversity pipeline, creating greater depth in our talent pool as we strengthen and diversify our succession planning. Diversity is represented at all levels of our Company. Although greater representation of Designated Groups on the board and in senior management is important to the Company’s inclusion and diversity goals, the board does not believe that quotas or a formulaic approach results in identifying and selecting the best candidates. Therefore, the Company has not established fixed targets for the representation of Designated Groups on the board or in senior management. At the same time, the Company is committed to its inclusion and diversity goals. In 2020, two of the Company’s five Named Executive Officers (NEOs) are women: Theresa Jang, a woman and visible minority, is Stantec’s Chief Financial Officer, and Catherine Schefer is Stantec’s COO (Global). The Company’s broader executive team is also increasingly diverse. In early 2021, Asifa Samji, a woman and visible minority, was appointed Chief Human Resources Officer, and on January 1, 2020, Susan Walter was appointed to the role of executive vice president (Infrastructure). In 2021, three of nine (33%) of our board nominees are women. No director nominees are indigenous peoples, persons with disabilities, or members of a visible minority (as defined under applicable Canadian corporate law). Four of Stantec’s fifteen executive officers (or 27%) are women. Two executive officers are a member of a visible minority; no officers are indigenous peoples or persons with disabilities. To continue our focus on inclusion and diversity in leadership, the board included an inclusion and diversity measurement in our corporate scorecard (see page 51 for complete scorecard details). Our Executive Leadership Team is accountable for achieving these objectives as part of their short - term incentive compensation. Director Competencies Matrix To assist in the nomination process, the Corporate Governance and Compensation Committee maintains an up - to - date matrix of competencies. Annually, each director assesses his or her own expertise in the competencies listed in the matrix and advises the committee of any additional areas of expertise. This matrix is also used to evaluate potential board candidates and is reviewed annually by the committee. The following competency matrix outlines our director nominees’ current and relevant expertise, plus their location, gender, age range, and tenure on Stantec’s board of directors. 2021 Management Information Circular March 17, 2021 31 Stantec Inc.

2021 Management Information Circular March 17, 2021 32 Stantec Inc. Board of Directors Information Role and Duties of the Board of Directors Mandate of the Board Stantec’s Corporate Governance Guidelines contain principles pursuant to which the board governs the Company’s business. The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day - to - day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions. The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the appropriate ethical standards and proper business practices expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act , other applicable legislation, and our articles and by - laws. Position Descriptions The board has developed written position descriptions for the CEO, and chairs of the board, Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability and Security Committee. Position descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required. They can be found in our Corporate Governance Guidelines on our website at stantec.com. Independent Chairs Our board is led by a nonexecutive, independent chair. The chair provides leadership and enhances our board’s effectiveness by ensuring relationships between the board, management, shareholders, and other stakeholders are effective, efficient, and further the best interests of the Company. We believe that separating the positions of CEO and chair helps the board function independently of management. Our Audit and Risk Committee, Corporate Governance and Compensation Committee, and Sustainability and Security Committee chairs are also independent. Oversight of Strategic Planning The board has ultimate oversight of strategic planning at Stantec. Stantec’s strategic planning process was updated in 2019 and now consists of three - year cycles between comprehensive strategic review years and interim planning years. In a comprehensive planning year, the long - range (three - year) plan is developed. In interim years, the planning cycle focuses on implementation and execution of the long - range plan. Stantec’s three - year Strategic Plan was publicly announced on December 3, 2019. Accordingly, 2020 was the first year of execution and implementation. In August 2020, the board and management reviewed and assessed the results of the first year of the strategic planning cycle. The board — having a responsibility to monitor management’s progress in implementing the Strategic Plan — focused its attention on the execution of established objectives in the Plan and the impact of the COVID - 19 pandemic and other key global trends and dynamics on the Company’s strategy actions and long - term forecasts. The Strategic Plan is kept live and current throughout the year by continually tracking market and performance trends and regularly reviewing the effectiveness of progress in implementation. Strategic planning updates are reported to the board on a quarterly basis. Enterprise Risk Management The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day - to - day risk management activities, this committee ensures that the Company has an appropriate risk management system that allows management to bring the Company’s risks to the board’s attention. The Audit and Risk Committee’s oversight role is designed to  Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent in the Company’s business and strategic direction  Ensure that the Company’s systems, policies, and practices are appropriate and address our principal risks

2021 Management Information Circular March 17, 2021 33 Stantec Inc.  Review the Company’s risk appetite, risk tolerance, and risk retention philosophy The Company strategically manages risk through its Enterprise Risk Management system. We have adopted the integrated framework for risk management designed by the Committee of Sponsoring Organizations of the Treadway Commission, which provides a framework to identify, evaluate, treat, monitor, and report key risks. Our risk profile is reviewed quarterly by key members of our Executive Leadership Team and the Audit and Risk Committee, and a risk report is presented to the board annually. Quarterly updates to that report are provided to the Audit and Risk Committee, which then reports the findings to the board. In addition to regularly evaluating our Company’s significant risks, the Audit and Risk Committee completes a formal risk assessment for  Each proposed acquisition within North America with an enterprise value in excess of $100 million, or outside of North America with an enterprise value in excess of $50 million  Any acquisition, regardless of enterprise value, with atypical risks compared to the Company’s current service and business model Executive Leadership Succession Planning The Corporate Governance and Compensation Committee oversees executive leadership succession planning, particularly for the CEO. Succession planning for the remaining members of the Executive Leadership Team is primarily a CEO function. As mandated by the board, the Corporate Governance and Compensation Committee oversees the CEO’s succession planning strategy for executive management. Each quarter, the CEO submits to the committee a report about critical and long - term succession planning measures for the CEO and other key leadership positions at Stantec. At every in - person meeting, the board hears presentations from and meets with key employees who are potential successor candidates for executive positions. After each meeting, the committee and board meet in - camera without the CEO present to discuss and evaluate the CEO and executive leadership succession plans. Serving on Our Board Orientation The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors; the committee reviews the program when each new director is appointed. New board members receive a comprehensive orientation manual that includes the following:  Corporate by - laws and all board - approved Company policies, including our Code of Business Conduct and Insider Trading Prohibition Policy  Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities  Terms of reference for each board committee  Biographies of all board members and members of management — including senior management team members — who regularly interact with the board  Copies of the previous year’s meeting minutes, committee work plans, annual materials, and Strategic Plan  An overview of the Company’s services and business model  Other materials that the Corporate Governance and Compensation Committee deems appropriate

2021 Management Information Circular March 17, 2021 34 Stantec Inc. Before their first board meeting, new board members meet with the following members of management during a full - day orientation session:  The CEO, CFO, secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies, as well as their legal duties and obligations as directors of Stantec  The chair of the board and, when appropriate, other directors before their first board meeting to learn about their role on the board and to ask questions about what is expected of board members at Stantec Continuing Education The Corporate Governance and Compensation Committee ensures that an appropriate and robust continuing education program is in place for directors of the board. This program gives directors timely access to information about our business and the risks facing the Company and our industry. The committee discusses the continuing education program quarterly and focuses on prevailing topics of interest influenced by management, industry, and global dynamics. Topics that are most important to Stantec are then presented on. Management supports the continuing education program by providing directors with updates on developments in the geographic areas where the Company is active, with communications from the CEO to employees, and with any other information that management considers to be of interest to the board. Board meetings are routinely held at offices where the Company has a substantial business presence so that the board can interact with regional project managers and local leaders. In 2020, this practice was suspended due to the novel coronavirus outbreak, however, we expect to adjust to current restrictions and resume the pre - pandemic level of interaction between the board and management through the use of communication technology. Directors are encouraged to attend seminars, conferences, and other continuing education programs to help them stay current on relevant issues such as corporate governance, corporate ethics, and financial and accounting practices. The Company has a director education reimbursement policy in place: Stantec supports outside director education that is relevant to a director’s continued service on our board. As part of the continuing education program, directors receive at each meeting a quarterly legal and regulatory update that summarizes materials published by major proxy advisory firms and legal and accounting firms, plus other periodicals that are likely to be of interest. As part of the board’s continuing education program, board members receive various presentations from management and external experts, and the CEO and other members of management routinely inform the board about strategic changes in our industry. Topics presented in 2020 included the following: Presentation Presenter(s) Attendance Design Industry in North America Andrej Avelini, President, AEC Advisors LLC Full Board COVID - 19 Implications for the Design Industry Gord Johnston, President and CEO Full Board Creativity and Innovation Program Overview Marshall Davert, Chief Innovation Officer Full Board Assessments The Corporate Governance and Compensation Committee manages a detailed annual assessment of each director’s contribution and performance, of the board’s performance as a whole, and of the contributions and performance of the board committees. The committee specifically reviews areas that the board believes members could have contributed more. The purposes of the assessment are to increase the effectiveness of the board as a whole and of individual board members and to provide an opportunity for board members to give feedback. To get that feedback, a detailed confidential survey, developed by the Corporate Governance and Compensation Committee, is sent to all board members.

2021 Management Information Circular March 17, 2021 35 Stantec Inc. The general counsel receives completed board surveys in mid - October, then prepares a summary report. Responses are kept confidential to allow directors to be candid when completing them. The survey results and the committee’s report and recommendations are presented to and discussed by the board at its November meeting. Board members can identify any concerns during the meeting or confidentially with the chair of the board or the Corporate Governance and Compensation Committee. Completing the detailed and robust assessment of the board and each director in November means that the board can properly evaluate who it should recommend to stand for election the following spring. In 2020, upon completing the annual assessment process, the board determined that the directors, committees, and board are effective and demonstrated independent judgment when fulfilling their roles and mandates. Overboarding Annually, the Corporate Governance and Compensation Committee assesses our board for any overboarding concerns. When reviewing the number of other public company boards our directors serve on, the Corporate Governance and Compensation Committee follows guidelines published by the major proxy advisory firms and the New York Stock Exchange. The Corporate Governance and Compensation Committee considers any director who serves on more than five public company boards to be overboarded. As for members of the Audit and Risk Committee, three audit committee memberships is considered to be a reasonable limit. The board will consider four memberships for Audit and Risk Committee members with demonstrable financial expertise. Exceptions to this limit are considered by the Corporate Governance and Compensation Committee on a case - by - case basis and depend on a director’s attendance record, performance, expertise, and contributions to the board. A director who is an active executive - level employee of another company is expected to serve on no more than two public company boards (including Stantec’s). Age and Term Limits The Company has a term limit for its directors. Directors will generally not stand for re - election once they have reached 15 years of service on the board. The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, reviews each director’s continuation on the board once a year, and each director is given the opportunity to confirm his or her desire to continue as a board member. Although the board has not adopted a formal policy regarding a mandatory retirement age for directors, it believes that once a director reaches age 72 , his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board . Board Succession Planning The Corporate Governance and Compensation Committee maintains a succession planning framework and critical and long - term succession plans for the chairs of the board and committees. Annually, each director is asked to confirm his or her intention to stand for re - election in the coming year and in the next three to five years so that the committee can plan for anticipated vacancies and manage turnover risk. In 2020, Dr. Etter and Ms. Hartman retired from the board. As part of the board’s succession planning, Dr. Galloway joined the board on May 7, 2020 and Mr. à Porta joined January 1, 2021.

2021 Management Information Circular March 17, 2021 36 Stantec Inc. Committee Reports Audit and Risk Committee Mandate The Audit and Risk Committee’s mandate is to  Oversee the quality, integrity, and timeliness of Stantec’s financial reporting  Satisfy itself that adequate internal controls exist, including internal control over financial reporting and disclosure controls and procedures  Monitor and review risk management systems, including review and oversight of cybersecurity  Oversee the internal audit function and compliance with legal and regulatory requirements  Review and assess the qualifications, independence, and performance of Stantec’s external auditors Membership and Experience of Committee Members Audit and Risk Committee members are Shelley Brown (chair), Richard Bradeen, and Don Lowry. Douglas Ammerman attends all meetings as a non - voting, independent ex - officio member. Mr. Bradeen also serves on the Corporate Governance and Compensation Committee, and Mr. Lowry chairs the Sustainability and Safety Committee. The board believes that having overlapping committee memberships provides the Audit and Risk Committee with the breadth and transparency to appropriately oversee Stantec’s risk management program. A description of each committee member’s education and experience — relevant to the committee’s audit and risk responsibilities — follows. Shelley Brown (Chair) During a distinguished 40 - year career in accounting, Ms. Brown was an audit partner in two of the world’s largest professional services firms with a client base comprised of large public companies. Ms. Brown is a Chartered Professional Accountant and has more than 25 years of board experience serving on not - for - profit, association, and for - profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. Ms. Brown is a member of the audit committees of NorZinc Ltd. and Inter Pipeline Ltd. Richard Bradeen For over 15 years at Bombardier Inc., Mr. Bradeen held increasingly senior roles, most recently as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services, and Risk Assessment. Before that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young. He joined Ernst & Young in 1978 and held increasingly senior roles over a 19 - year period, including that of president of the Corporate Finance Group. Mr. Bradeen holds a Bachelor of Commerce degree from Queens University. He is a member of the Audit Committee for Superior Plus Corp. Don Lowry Mr. Lowry — past president & CEO of EPCOR Utilities Inc., past chair of Canadian Oilsands Limited, and present chair of Capital Power Corporation — has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors, making him a valuable asset to the committee. Mr. Lowry holds a Bachelor of Commerce (honors) and Master of Business Administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He is a fellow of the Institute of Corporate Directors, which is the highest distinction for corporate directors in Canada, further signifying his sound commitment to leadership in the boardroom.

2021 Management Information Circular March 17, 2021 37 Stantec Inc. Independence of Committee Members Each member of the Audit and Risk Committee is considered “independent” and “financially literate” (as defined under applicable Canadian and US securities laws and exchange rules) and is an “audit committee financial expert” (as defined under the U.S. Securities and Exchange Commission rules). Key Activities for 2020 The Audit and Risk Committee met four times in 2020. In accordance with its internal work plan and Terms of Reference, the committee provided guidance and oversight on the following:  Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting and finance based legal and regulatory requirements  External auditors’ qualifications, independence, performance, and reports, including conducting a comprehensive review under the professional guidelines for such reviews  Internal audit function and processes, including ongoing engagement with the chief audit executive  Compliance with the Company’s business ethics and integrity policies, including reviewing quarterly reports from the Company’s risk and integrity management teams ensuring, among other things, there are no material related - party transactions or breaches of the Company’s Code of Business Conduct  Risk identification, evaluation, mitigation, and reporting processes of management for the Company’s principal risks  System for identifying and mitigating the Company’s fraud risk Auditor Oversight Preapproval Policies and Procedures The Audit and Risk Committee must preapprove audit and non - audit services performed by our independent auditor to ensure that providing those services does not impair the auditor’s independence. Unless a type of service to be provided has received general preapproval, it will require specific preapproval by the committee. Any proposed services exceeding preapproved costs will also require specific preapproval by the committee. Additional Information More information about the Audit and Risk Committee, its members, and the Terms of Reference can be found in our Annual Information Form dated February 24 , 2021 , which is filed on our website at stantec . com, on SEDAR at sedar . com, and as an exhibit to our Form 40 - F on EDGAR at sec . gov . You can also contact us for a free copy of the Terms of Reference .

2021 Management Information Circular March 17, 2021 38 Stantec Inc. Corporate Governance and Compensation Committee Mandate The Corporate Governance and Compensation Committee’s mandate is to  Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company  Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors  Review compensation levels of leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the positions of CEO and other key executives Membership and Experience of Committee Members The Corporate Governance and Compensation Committee members are Marie - Lucie Morin (chair), Martin à Porta, Richard Bradeen, and Patricia Galloway. Douglas Ammerman attends all committee meetings as a non - voting, independent ex - officio member. Richard Bradeen serves as a member of the Audit and Risk Committee, and Martin à Porta and Patricia Galloway serve on the Sustainability and Safety Committee. The board believes that having representation from all committees ensures that the Corporate Governance and Compensation Committee has the skills and experience to appropriately oversee and manage Stantec’s governance and executive compensation practices. A description of each committee member’s experience — relevant to the committee’s corporate governance and executive compensation responsibilities — follows: Marie - Lucie Morin (Chair) During her distinguished career in the public sector, Ms. Morin held several senior positions, including executive director for Canada, Ireland and the Caribbean at the World Bank; National Security Advisor; and Associate Secretary to the Cabinet. All required a detailed understanding of governance and compensation - related matters. She has extensive policy, management, governance and communications experience, has served on many boards and advisory committees, and currently chairs the governance and nominating committee of Chorus Aviation Inc. Mr. à Porta is an experienced executive with 25 years of experience working in and supporting professional services and industrial companies. His industry experience and market insight bring an important perspective to the committee. He serves on the remuneration committee of UPM Biofore, a publicly traded forest - based bioindustry company, and has an extensive understanding of governance systems and executive compensation practices. Mr. Bradeen possesses governance and executive compensation expertise having served on the management committee at Bombardier Inc. and chairing its pension investment committee. As senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services and Risk Assessment, Mr. Bradeen routinely evaluated compensation and other governance related policies. Prior thereto, he was a partner and a member of the Partnership Board of Directors of Ernst & Young. His strong background in corporate finance, coupled with his strong understanding of risk management, makes him a valued addition to the committee. Mr. Bradeen currently serves as a member of the human resources and compensation committee at Superior Plus Corp. Having served in several senior executive and governance roles, Dr. Galloway brings to the committee over 40 years of experience in corporate risk management, international business growth and corporate governance. She chairs the nominating and governance committee for Granite Construction, Inc., and has strong familiarity with governance principles. As a Leadership Fellow of the National Association of Corporate Directors, she routinely follows industry trends and best practices in executive compensation programs. Dr. Galloway’s diverse background and expertise brings substantial value to the committee’s operation. Martin à Porta Richard Bradeen Patrici a Galloway

2021 Management Information Circular March 17, 2021 39 Stantec Inc. Independence of Committee Members The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws). Key Activities for 2020 The Corporate Governance and Compensation Committee met five times in 2020. In accordance with its internal work plan and Terms of Reference, the committee executed the following key projects during the year:  Led the process to onboard Dr. Galloway to the board and to transition the chair of the Sustainability and Security Committee to Mr. Lowry  Conducted a thorough benchmarking analysis of Stantec’s peer group and executive compensation levels  Assessed the impact of the COVID - 19 pandemic on executive compensation decision - making  Completed the recruitment process leading to the successful appointment of Martin à Porta to the board  Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices  Conducted board and committee assessments The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy.

2021 Management Information Circular March 17, 2021 40 Stantec Inc. Sustainability and Safety Committee Mandate The Sustainability and Safety (S&S) Committee’s mandate is to  Oversee Stantec’s framework for managing health, safety, security, and environment risks  Review the Company’s emergency preparedness for response to major safety or security incidents  Oversee the Company’s sustainability program  Monitor and review non - financial risks from the Company’s integrity management program Membership and Experience of Committee Members S&S Committee members are Don Lowry (chair), Martin à Porta, Patricia Galloway, and Bob Gomes. Douglas Ammerman attends all meetings as a non - voting, independent ex - officio member. A description of each committee member’s education and experience — relevant to the committee’s responsibilities — follows: Don Lowry (Chair) Mr. Lowry has extensive knowledge and expertise relating to health and safety programs and in development, innovation, and sustainability in the utilities, telecommunications, and power generation sectors. Mr. Lowry’s leadership experience and clarity of purpose and direction across multiple business sectors provides the S&S Committee with valuable insight and perspectives that contribute to the committee’s operation. Martin à Porta As former president and CEO of Pöyry PLC and, prior thereto, CEO of Siemens Building Technologies Division Europe, Mr. à Porta possesses a strong understanding of what supports sustainable value. He is routinely called upon to provide seminars to top Universities across the world, including Harvard, MIT and the Hult International Business School. His keynote speeches have included, among other topics, the future of the bio - economy, carbon clash, and investments in renewable energy in Africa. He is the former SVP of Fire Safety Solutions for Siemens, and thus possesses extensive familiarity with health and safety programs. Mr. à Porta’s hands - on experience and robust understanding of sustainability and safety issues makes him a key contributor to the committee. Patricia Galloway Specializing in megaproject construction in the energy and infrastructure industries, Dr. Galloway possesses a wealth of knowledge and expertise pertaining to health, safety, security and environment risks. She has worked on major energy matters including renewables (wind, solar, hydro and geothermal) and has substantial experience working with clients in both the public and private sectors. Among her many achievements, she is a role model for many female professionals in the A/E/C industry having served as the first woman president of the American Society of Civil Engineers. She served six years on the National Science Board and oversaw many of the United States’ leading science and engineering research projects. Dr. Galloway’s knowledge and experience makes her a tremendous asset to the committee. Robert Gomes Mr. Gomes has over 40 years of relevant industry experience in operational and management roles. While serving as president & CEO of Stantec until his retirement on December 31, 2017, he oversaw Stantec’s Sustainability program. Under his leadership, Stantec developed a health, safety, security, and environment framework, which equipped Stantec for international expansion and growth into a top 10 global design firm. Mr. Gomes’s industry knowledge and experience managing, mitigating, and responding to health - and safety - related risks and incidents makes him a valued contributor to the S&S Committee.

2021 Management Information Circular March 17, 2021 41 Stantec Inc. Independence of Committee Members The Corporate Governance Guidelines of the Company allow both independent and non - independent board members to serve on the S&S Committee. Mr. Lowry, Mr. à Porta, and Dr. Galloway are independent. Mr. Gomes, as past CEO of the Company, is not independent. Key Activities for 2020 The Sustainability and Safety Committee met four times in 2020. In accordance with its internal work plan and Terms of Reference, the committee completed the following:  Engaged an independent consultant to conduct a review of the Company’s health, safety, security and environment policies, practices and procedures and provided oversight over the implementation of recommendations arising out of the review  Reviewed the legislative and regulatory context of health, safety, security, environment, and sustainability matters  Provided leadership and stewardship to the Company’s safety incident reviews  Provided oversight and perspective in relation to the Company’s annual Sustainability Report  Reviewed the Company’s insurance program and its adequacy relative to health, safety, security and environment risks The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or contact us for a free copy.

Sustainability Stantec’s Sustainability Program is built on the premise that positive economic results are enabled when we effectively manage our environmental, social, and governance (ESG) concerns. Our comprehensive Sustainability Policy and certified management systems guide us when implementing best practices that meet the letter and spirit of the laws and regulations in locations where we do business and encourage us to improve our ESG impacts. Stantec is a participant of the United Nations (UN) Global Compact and actively supports the UN Sustainable Development Goals (SDGs). Our CFO is a member of the CFO Taskforce for the Sustainable Development Goals under the UN Global Compact Sustainable Finance Programme and Stantec has signed onto the UN Women’s Empowerment Principles. We disclose climate information to CDP (Carbon Disclosure Project), externally validate our emissions, and annually publish a Sustainability Report compliant with GRI (Global Reporting Initiative), SASB (Sustainability Accounting Standards Board) and TCFD (Task Force on Climate - related Financial Disclosures) reporting standards. Corporate Culture Sustainability is a part of Stantec’s corporate culture. The tone is set at the top with our CEO being one of the few leaders in our industry to be Envision certified (a certification program for sustainable infrastructure). Our Executive ESG Committee is chaired by our CFO and includes active participation of our COO Global, Chief Human Resources Officer, and SVP of Strategy, among others. Operational sustainability initiatives are expected components of corporate activities and sustainability services are offered in every business operating unit and geographic location we serve. The board Sustainability and Safety Committee provides additional oversight, leadership and stewardship of Stantec’s program. Environmental and social matters are regularly discussed among the committee. As noted on page 51 of this Circular, our leadership scorecard for STIP awards includes objectives that hold executives accountable for meeting ESG criteria. Risk Management Stantec’s Enterprise Risk Management program includes a variety of ESG considerations. Specific to climate change risks, we have carbon management and reduction programs in place, and we incorporate weather - related risk reviews when we look at new office space. The Executive ESG Committee and the board Sustainability and Safety Committee are responsible for overseeing response to these risks. Corporate Strategy Sustainability is a key component of Stantec’s corporate strategy. We track megatrends — climate change, demographic and social shifts, changing economics, and technology innovations — and have identified a series of key value creators — people, innovation, excellence, and growth. We focus our efforts on four strategic growth initiatives that allow Stantec to be our clients’ trusted advisor as we adapt together to a changing world. Each of these strategic growth initiatives — coastal resilience, ecosystem restoration, smart cities and urban places, and energy transition — have a direct tie back to sustainability. 2021 Management Information Circular March 17, 2021 42 Stantec Inc.

2021 Management Information Circular March 17, 2021 43 Stantec Inc. ESG Commitments In 2020, Stantec made a series of bold commitments to address climate change. These include committing to set a 1.5 o C science - based target, becoming carbon neutral for 2022, and then progressing to net - zero by 2030. For more information about Stantec’s Sustainability Program, we invite you to read the Company’s comprehensive Sustainability Report available at stantec.com/sustainability. Shareholder Engagement The board values our shareholders’ perspective and we are committed to a robust shareholder engagement program. Feedback from shareholders on our strategy, operations, corporate governance, executive compensation, and sustainability practices are important considerations in board discussions throughout the year. Over the course of 2020, our team held 100 meetings (both in person prior to the COVID - 19 pandemic, and virtually thereafter) with 334 qualified institutional investment professionals from the buy - side. Over the course of those meetings, we met with shareholders representing approximately 50% of our shares outstanding, including all of our top - 20 active investors. Executive officers participated in each meeting. We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, management proxy circular, annual information form, sustainability report, news releases, our website, presentations at industry and investor conferences, and individual shareholder meetings. Some of our long - standing shareholder engagement practices include  Holding meetings with shareholders and prospective shareholders, ESG (environment, social, and governance) rating firms, and shareholder advocacy groups (for example, the Canadian Coalition for Good Governance)  Holding four quarterly earnings calls with financial analysts and institutional investors to present financial and operating results for the quarter. All calls are webcast and include executive presentations to analysts and institutional investors as well as open question - and - answer sessions  Conducting site tours and attending industry conferences with our executive officers in Canada and the United States where analysts and investors are in attendance  Inviting analysts and large institutional shareholders to participate in a confidential investor perception study  Maintaining a confidential ethics hotline, investor.relations@stantec.com, and website to encourage shareholders and the public to contact us with questions or concerns Shareholders and other stakeholders can also communicate with the board by mail, marking the envelope as confidential (Integrity Hotline, c/o Stantec, 400 - 10220 - 103 Ave NW, Edmonton, AB T5J 0K4). The board strives to respond to all applicable correspondence in a timely matter.

2021 Management Information Circular March 17, 2021 44 Stantec Inc. Executive Compensation Overview Performance and Compensation Summary Below are the Company’s key performance highlights from 2020 and their relationship to our executive pay, as well as the significant changes to the policies and practices that relate to executive compensation. Our Performance in 2020 In 2020, a year marked by unprecedented business disruption caused by the COVID - 19 pandemic, Stantec demonstrated its operational resilience. The diversity of our business, our global reach, and our deep connections to our clients and communities served as strengths as we weathered the storm. Our value — We Are Better Together — came to life in a very meaningful and inspiring way. In the face of hardships and challenges, Stantec’s team united as one. Underpinned by creativity, innovation and efficient project delivery, Stantec was among the first called upon to respond to the pandemic by helping clients and communities build capacity and resilience to the outbreak. One such example, among others, was Stantec’s involvement designing and engineering an alternate care facility in North America’s largest convention center, McCormick Place. Stantec rapidly mobilized a team to convert three of the convention center’s halls to serve as a 3000 - bed COVID - 19 care center. This, together with our broader commitment to keeping ourselves and our communities safe, reinforced Stantec’s proud legacy of excellence, innovation, people and growth. The following highlights other achievements and strategic activities in 2020 that contributed to our financial performance and overall positive results:  Seamless response to COVID - 19 . In response to the coronavirus pandemic, Stantec seamlessly moved our 22,000 employees to a remote working environment. To improve productivity and encourage collaboration and connectivity, Stantec rolled out virtual tools and digital business applications to ensure we remained connected to clients and each other.  Sustainable returns . Through continued focus and dedication to our environmental, social and governance (ESG) platform, Stantec was named the fifth most sustainable company in the world and first in North America by Corporate Knights. We were also awarded an A - Climate Leader score from CDP (formerly the Carbon Disclosure Project) for the third year in a row, making Stantec a clear leader for clean revenue and clean investment.  Continuous profitability and steady growth. Against the backdrop of the greatest economic challenge in a generation, Stantec closed 2020 with a 9.9% increase in adjusted diluted earnings per share (EPS), demonstrating the resiliency of our business model and our drive to grow earnings. We also generated a 9.9% return on invested capital, up from 9.1% in 2019. Our 2020 net revenue was consistent with 2019, reflecting an organic retraction of only 1.8%. We did, however, grow our backlog organically by 3.1% relative to 2019 (speaking to the strength of our account management, strategic pursuit and corporate campaign programs) and completed three acquisitions in the fourth quarter of 2020.  Operational efficiencies. Focus on cost control measures and increased discipline in discretionary spending decreased administrative and marketing expenses as a percentage of net revenue from 38.6% in 2019 to 36.7% in 2020.  Strengthened capital structure . We closed a private placement offering of $300 million senior unsecured notes, which were assigned an investment - grade credit rating of BBB by DBRS Limited, resulting in favorable interest rates. We used the proceeds to repay a portion of existing indebtedness, thereby driving our cost of capital down. For more information about the Company’s performance in 2020, we invite you to review our 2020 Annual Report, available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov. The Definitions section and Reconciliation of Non - IFRS Financial Measures of that report are hereby incorporated by reference.

2021 Management Information Circular March 17, 2021 45 Stantec Inc. Key Highlights of Executive Compensation for 2020 Having completed a comprehensive review and update of Stantec’s executive compensation program in 2019 (replacing stock options with RSUs, rebalancing the Company’s LTIP mix to put greater weight on pay - for - performance, and introducing a relative performance metric for our PSUs), 2020 was a year of level setting. Supported by strong financial performance, the Corporate Governance and Compensation Committee engaged Mercer (Canada), its independent compensation consultant, to review the Company’s peer group and provide advice on our executives’ pay levels. Mercer’s analysis indicated that our executives’ total direct compensation was trailing our publicly stated compensation objective to target executive compensation at or about the 50th percentile (P50) of the market. The greatest disconnect appeared in relation to LTIP grant levels for our CEO and CFO. Accordingly, the board approved increasing the LTIP targets for our CEO and CFO to 300% and 150%, respectively. In addition, adjustments were made to our executives’ base salaries to remain competitive with the Company’s peer group and reward individual contributions to the Company. At Stantec, we are driven to achieve. Individual accountability and pay - for - performance are core to the design of our executive compensation program. As such, while the changes to our executive pay levels noted above were supported by external benchmarking data, the primary objective of our compensation program is to align our executive pay decisions with Company performance and encourage behaviour that supports long - term, sustainable value to shareholders. To achieve this objective, the greatest proportion of our CEO and CFO’s compensation is awarded in the form of long - term incentives that align with shareholders and provide a strong link between our executives’ realized pay and Company performance. We are proud of what Stantec accomplished in 2020. Despite unprecedented market disturbances, Stantec’s leadership team and employees rallied together to achieve incredible results. The Company’s named executive officers provided steady, transparent and compassionate leadership while managing expenses to ensure sustainable returns. Of greatest importance, the Company took care of the safety of its employees and the clients and communities it serves. Based on this, and the board’s review of the Company’s annual leadership scorecard (described in further detail on page 51 of this circular), our leadership team earned 120% of their target annual STIP in 2020 (up from 105% the prior year). This payout level reflects our executives’ solid performance in 2020 and links their personal success with the success of the Company. COVID - 19 Impacts on Executive Compensation Decision - Making Because of Stantec’s operational resilience, Stantec largely managed through the pandemic without materially adversely affecting its financial health. In light of this, the board did not make any changes to the targets prescribed by the Company’s annual leadership scorecard nor did it make any changes to the performance metrics applicable to the Company’s long - term incentives. However, as a show of solidarity, and as a proactive measure to manage costs, the Company’s entire executive team around the globe, including all NEOs, took a voluntary 10% reduction to their base salaries for six months of the year. This adjustment is reflected elsewhere throughout this Circular. STIP awards and LTIP grants for 2020 were based on pre - adjusted salary levels. Effective Risk Management Features To create longer - term shareholder value and mitigate risk, we incorporate various other measures into our executive compensation program. We do the following:  Offer an appropriate mix of fixed and at - risk compensation  Set predetermined minimum and maximum payout limits on our short - and long - term performance - based incentives, which include performance targets that encourage profitable decisions, but not undue risk - taking  Require each executive to own three times and our CEO to own five times his or her base salary in Stantec equity  Require our CEO to retain Stantec shares for one year following his retirement from the Company  Prohibit all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company  Commit to the principle that compensation paid to our executives based on financial information that has since been restated should be returned, as outlined in our Executive Compensation Clawback Policy

Shareholder Engagement At our 2020 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 98.28% were “For” our approach to executive compensation. The Corporate Governance and Compensation Committee continually assesses and modifies, as appropriate, our executive compensation program to ensure it effectively meets our compensation objectives, is clearly understood and supported by our shareholders, and aligns with executive compensation best practices. We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2021. Douglas K. Ammerman, Chair Board of Directors Marie - Lucie Morin, Chair Corporate Governance and Compensation Committee Compensation Discussion and Analysis Named Executive Officers This Compensation Discussion and Analysis (CD&A) describes our executive compensation policies and program for 2020 and focuses on the following Named Executive Officers (they appear in the Summary Compensation Table on page 60). Name Position Title in 2020 Gor d J ohn st o n Theresa Jang Stu Lerner Cath Schefer Steve Fleck President and Chief Executive Officer Executive Vice President and Chief Financial Officer Executive Vice President and Chief Operating Officer, North America Executive Vice President and Chief Operating Officer, Global Executive Vice President and Chief Practice and Project Officer Compensation Strategy At Stantec, we put people first. Our compensation strategy ensures we have the right compensation plans in place to attract and retain the people we need to carry out our business goals and objectives. Our compensation program is designed to:  Support our overall Strategic Plan  Align our executives’ personal success with the Company’s success  Align with both governance and industry best practices  Align with our stated risk appetite and encourage prudent risk taking at the executive level  Keep us competitive for attracting, motivating and retaining top talent  Have a total cost that is appropriate for the size and structure of our business Our compensation objectives — designed to support this compensation strategy — establish a transparent link between pay and performance and clearly define performance and accountability at Stantec. Our compensation objectives follow:  Target executive total direct compensation at about the 50th percentile of the market  Provide opportunities to earn above the 50th percentile when management and Stantec exceed the objectives outlined in our short - and long - term incentive programs  Balance short - and long - term incentives to ensure our executives are focused on both the near - and long - term 2021 Management Information Circular March 17, 2021 46 Stantec Inc.

 Place more weighting on equity - based compensation than on cash compensation to better align executive and shareholder interests over time  Place significant weighting on at - risk compensation in both short - and long - term incentives and less weighting on base salaries  Provide two vehicles (PSUs and RSUs) in our LTIP to help balance the benefits and limitations of each  Align our executives’ compensation with long - term sustainable shareholder returns Components of Compensation and Pay Mix In 2020, our executive compensation program was composed of base salary, short - term incentive cash payments, long - term incentives, Employee Share Purchase Plan contributions, retirement plan contributions, and service awards. Each year, the Corporate Governance and Compensation Committee reviews the pay components described above, as well as the mix and relative weighting of each component. Our target total direct compensation mix is designed to align with market practices and our compensation philosophy. We weight variable at - risk components more heavily than fixed components so that the total pay our executives receive will increase or decrease based on our Company’s performance. We weight long - term equity - based components heavier for our CEO and CFO than for our other NEOs. The board believes that weighting their long - term equity performance more heavily than their salary and short - term incentives will ensure that the CEO and CFO are not motivated to achieve short - term objectives at the expense of long - term shareholder returns. The diagrams below illustrate the target total direct compensation relative weightings of base salary, short - term incentive, and long - term incentives in 2020 for our NEOs: CEO Pay Mix 6 0% L TIP 2 0% S T IP 20% Salary CFO Pay Mix 4 7% L TIP 2 2% S T IP 31% Salary Other NEOs Pay Mix 3 2% L TIP 2 8% S T IP 40% Salary 2021 Management Information Circular March 17, 2021 47 Stantec Inc.

Compensation Benchmarking The Corporate Governance and Compensation Committee reviews and benchmarks Stantec’s compensation and pay mix for its executives against a comparator peer group to ensure we provide competitive compensation. In 2020, the Company’s peer group comprised the following: Company Name GICS Sub - Industry Classification Corporate Headquarters Annual Revenue ($) (millions) (1) M a rket Capi t aliz at ion ($) (millions) (2) Arcadis NV Construction and Engineering Netherlands 5,160 4,229 Bird Construction Inc. Construction and Engineering Canada 1,376 446 Granite Construction Inc. Construction and Engineering US 4,301 1,868 KBR Inc. Construction and Engineering US 7,483 5,556 Mastec Inc. Construction and Engineering US 9,532 7,618 Quanta Services, Inc. Construction and Engineering US 16,072 13,452 SNC - Lavalin Group, Inc. Construction and Engineering Canada 9,516 3,945 Stuart Olson Inc. (3) Construction and Engineering Canada - - Sweco AB Consulting Engineering and Architecture Sweden 2,896 8,027 Tetra Tech Inc. Environmental and Facilities Services US 4,029 8,856 Tutor Perini Corporation Construction and Engineering US 5,906 1,026 WSP Global Inc. Construction and Engineering Canada 8,916 13,423 Stantec Inc. Construction and Engineering Canada 4,827 5,541 Revenue figures are provided on a trailing 12 - month basis as of Februrary 2, 2021, and have been converted to Canadian dollars based on the Bank of Canada’s daily average exchange rate over the same period. Market capitalization figures are as of February 2, 2021, and have been converted to Canadian dollars based on the Bank of Canada’s daily exchange rate as at February 2, 2021. Stuart Olson Inc. was acquired by Bird Construction Inc. on September 25, 2020. The committee conducts routine reviews to ensure that the peer group includes our Company’s primary competitors for top talent and fairly reflects Stantec’s size, scale, and complexity. Further, the geographic configuration of our peer list is intended to closely resemble the global footprint of the Company. In October 2020, in response to industry consolidation and increased globalization of Stantec’s business, the Corporate Governance and Compensation Committee engaged Mercer (Canada), its independent compensation consultant, to review the Company’s peer group. Using the methodology illustrated below, the committee updated our list of compensation peers for 2021 to the following group. 2021 Management Information Circular March 17, 2021 48 Stantec Inc.

2021 Peer Group Corporate Annual Revenue Market Capitalization Company Name GICS Sub - Industry Classification Headquarters ($) (millions) (1) ($) (millions) (2) Aecon Group Inc. Construction and Engineering Canada 3,460 1,008 Arcadis NV Construction and Engineering Netherlands 5,160 4,299 CAE Inc. Aerospace and Defense Canada 3,623 8,864 Colliers International Group Inc. Real Estate Services Canada 4,042 4,842 Finning International Inc. Trading Companies and Distributors Canada 7,817 4,586 Granite Construction Inc. Construction and Engineering US 4,301 1,868 John Wood Group PLC Construction and Engineering UK 13,124 3,605 KBR Inc. Construction and Engineering US 7,483 5,556 Mastec Inc. Construction and Engineering US 9,532 7,618 Quanta Services, Inc. Construction and Engineering US 16,072 13,452 SNC - Lavalin Group, Inc. Construction and Engineering Canada 9,516 3,945 Sweco AB Consulting Engineering and Architecture Sweden 2,896 8,027 Tetra Tech Inc. Environmental and Facilities Services US 4,029 8,856 Tutor Perini Corporation Construction and Engineering US 5,906 1,026 Worley Limited Construction and Engineering Australia 11,736 5,271 WSP Global Inc. Construction and Engineering Canada 8,916 13,423 Stantec Inc. Construction and Engineering Canada 4,827 5,541 Revenue figures are provided on a trailing 12 - month basis as of February 2, 2021, and have been converted to Canadian dollars based on the Bank of Canada’s daily average exchange rate over the same period. Market capitalization figures are as of February 2, 2021, and have been converted to Canadian dollars based on the Bank of Canada’s daily exchange rate as at February 2, 2021. The Corporate Governance and Compensation Committee uses data from our peer list and other relevant factors like individual performance and tenure to develop a base salary and a total compensation target for each executive. To further align pay - for - performance, actual compensation is measured against benchmark data but is driven by executive and company performance. See below for a more detailed discussion about each component of our compensation program. We also discuss how our 2020 performance impacted the pay decisions for each component. Base Salary We target base salary at the 50th percentile of our peer group, then adjust salaries as appropriate to recognize our executives’ various levels of responsibility and experience, breadth of knowledge, and overall individual performance. Base salaries are reviewed annually. Increases, if any, are made based on individual contributions, increased scope and responsibilities, and to remain competitive with the market. In 2020, in response to unprecedented economic uncertainty associated with the COVID - 19 pandemic, all of Stantec’s senior executives across the world (including our NEOs) agreed to a 10% reduction in their base salaries to enhance Stantec’s agility as the company navigated through rapidly evolving market conditions. Salary reductions remained in place for 6 months of the year. 2021 Management Information Circular March 17, 2021 49 Stantec Inc.

Short - Term Incentive Plan (STIP) Our STIP is designed to reward the achievement of our annual business objectives by providing immediate income in the form of cash. At the start of 2020, the Company identified key financial and nonfinancial performance measures from our Strategic Plan to form the basis of the STIP performance scorecard. This scorecard is used to assess the Company’s achievement of its near - term business goals and to determine each executive’s 2020 STIP award. Our performance measures — based on our four value statements — follow: We Put People First We Are Better Together We Do What Is Right We Are Driven to Achieve Inclusion and Diversity Employee Retention E m plo y e e E ng a g em ent Account Management Backlog per Employee Strategic Pursuits Health, Safety, Security and Environment Quality Management Overall Revenue Growth Acquisition Net Revenue Growth Organic Net Revenue Growth Operational Effectiveness Gross Margin Admin and Marketing Costs Adjusted Net Income Adjusted Earnings per Share (EPS) Growth (1) Adjusted EPS is calculated as adjusted net income divided by the weighted average number of common shares outstanding during the year. Adjusted EPS and adjusted net income are non - IFRS measures. The Definitions and Reconciliation of Non - IFRS Financial Measures sections of our 2020 Annual Report (available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov) are hereby incorporated by reference. For 2020, the measures set in the scorecard represent target performance. Targets are based on the findings of our comprehensive review of peer performance and industry factors, plus on our own performance expectations. Achieving these measures means that our executives should expect to earn STIP amounts at their target levels because their performance will have met our expectations. This approach is in keeping with our total direct compensation goal of paying compensation that is at the 50th percentile of the market for industry - level performance. Scorecard Assessment and Weighting by Measure Individual objectives in the scorecard carry no formal, predetermined individual weighting. Rather, the Corporate Governance and Compensation Committee assesses actual performance on each metric, then evaluates Company performance as a whole using discretion and sound judgment. This enables the board to determine the relative importance of either failing to achieve or exceeding expectations on any individual metric for the Company as a whole in a given year. While there is no formula, the board gives the most weight to the financial metrics in the scorecard. The board believes that achieving the nonfinancial performance measures in the scorecard positions the Company for success, but that the financial metrics are most closely tied to generating shareholder value and thus correlate best when aligning pay with performance. In addition to scorecard objectives, each executive is assigned certain individual business objectives for the year that relate to the performance of the executive’s individual role and the executive’s own achievements. Again, no relative weight is given to individual objectives when determining the final STIP award. This discretionary approach balances the formulaic approach of our LTIP and allows the board to consider macro - and industry - wide trends when evaluating an executive’s performance. The board’s discretion is exercised in a manner that holds executives accountable and demonstrably links their pay to the performance of the Company. In 2020, no adjustments were made to the performance scorecard to account for COVID - 19. The Corporate Governance and Compensation Committee did, however, factor in management’s response to the pandemic as part of its broader assessment of 2020 STIP awards. Management’s proactive response to the pandemic, including seamlessly transitioning the Company’s 22,000 employees to a remote working environment, positively influenced our NEOs’ STIP awards for 2020. The Company’s Pandemic Response Plan and protocols adopted to protect the health and safety of Stantec’s employees and their families, clients, and communities were the highest priority for Stantec in 2020. Accordingly, our leadership team received credit for their exceptional response, dedication, communication and teamwork. 2021 Management Information Circular March 17, 2021 50 Stantec Inc.

STIP Targets Our executives are assigned a STIP target expressed as a percentage of their base salary. STIP targets were the same in 2019 and 2020. Depending on the Company’s performance as well as the executives’ achievement of individual objectives, executives may earn between 0% and 200% of their target. The table below outlines the CEO’s and other NEOs’ STIP targets for 2020 (expressed as a percentage of each NEO’s base salary): Position Title STIP Minimum STIP Target STIP Maximum CEO 0% 100% 200% All other NEOs 0% 70% 140% 2020 STIP Award Results In January 2021, the Corporate Governance and Compensation Committee reviewed the 2020 completed scorecard, the final report on the results of the scorecard metrics, and draft figures for our Company’s annual financial performance. A summary of the completed scorecard and performance assessment is outlined in the table below: M e tr ic s Performance Measure Board Ass e s s m e nt of Performance WE PUT PEOPLE FIRST Inclusion and Diversity Employee Retention E m plo y e e E ng a g em ent Improvement in inclusivity scores Low voluntary turnover Improvement in employee engagement scores > 85% < 12% > 55% M eeti ng E xc eeding Meeting WE ARE BETTER TOGETHER Acc oun t M an a g em ent Strategic Pursuits Ba ck log Grow net revenue with top clients Win/loss ratio for strategic pursuits (by number) Win/loss ratio for strategic pursuits (dollar weighted by pursuit value) Weighted average for each full - time employee > 4% > 40% > 33% > $1 3 0, 0 0 0 E xc eeding E xc eeding E xc eeding E xc eeding WE DO WHAT IS RIGHT Health, Safety, Security and Environment Quality Management Decrease total recordable injury rate Improve leading indicator safety index Improve ISO - compliance audit results < 0.50 1 > 90% E xc eeding E xc eeding Meeting WE ARE DRIVEN TO ACHIEVE Overall Revenue Growth Grow net revenues at a 5 - year rolling average rate 10.0% Not Meeting Acquisition Growth Increase net revenue through acquisition 4.5% Not Meeting Organic Growth Increase net revenue organic growth 3.0% Not Meeting Operational Effectiveness Achieve adjusted EBITDA (1) as % of net revenue 15.0 – 17.0% Meeting Gross Margin Achieve gross margin as % of net revenue 53.0 – 55.0% Not Meeting Admin and Marketing Costs Achieve SG&A efficiency as % of net revenue 37.0 – 39.0% Exceeding Net Income Achieve adjusted net income (1) > 6% Exceeding DSO Management Improve DSO to target < 90 days Exceeding Provision Reductions Reduce provisions as % of net revenue < 3.4% Not Meeting Earnings Growth Grow adjusted diluted EPS (1) annually 9.9% Meeting EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non - IFRS measures. The Definitions and Reconciliation of Non - IFRS Financial Measures sections of our 2020 Annual Report (available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov) are hereby incorporated by reference. 2021 Management Information Circular March 17, 2021 51 Stantec Inc.

After reviewing the completed scorecard — along with our 2020 financial results and the assessment of our performance against the industry generally — the committee concluded that the CEO’s STIP should be 120% of his target. To align our executive team with the results of the scorecard, our CEO applied the same performance factor when setting the STIP awards for our other NEOs. Accordingly, all NEOs received 120% of their target STIP as outlined and described further below. Executive STIP Target STIP Award as a % of STIP Target STIP Payout as a % of Base Salary STIP Actual Payout ($) Gord Johnston, CEO 100% 120% 120% $1,140,000 Theresa Jang, CFO 70% 120% 84% $483,000 Stu Lerner, COO (1) 70% 120% 84% $439,377 Cath Schefer, COO (2) 70% 120% 84% $433,440 Steve Fleck, CPO 70% 120% 84% $394,800 Mr. Lerner is paid in USD. His STIP was US$327,600. The STIP payout above has been converted to Canadian dollars using the annual average USD:CAD exchange rate of 1.3412. Ms. Schefer is paid in GBP. Her STIP was GBP252,000. The STIP payout above has been converted to Canadian dollars using the annual average GBP:CAD exchange rate of 1.7200. Ms. Jang’s 2020 STIP award was set at 120% of target. In 2020, Ms. Jang provided strong leadership to our financial services team as they transitioned to a remote working environment. As a result, the Company operated seamlessly through the COVID - 19 pandemic as demonstrated by a reduction in the Company’s DSO. To further strengthen our balance sheet, Ms. Jang led Stantec’s inaugural bond offering, obtaining an investment grade credit rating (BBB) and raising $300 million on attractive financing terms. Her collaborative leadership style, coupled with her dedicated focus on managing the Company’s capital structure, directly contributed to Stantec’s success in 2020 and has provided the foundation for long - term shar e ho l de r v a lue. Mr. Lerner was appointed COO (North America) on January 1, 2020, and immediately delivered exceptional results leading our North American operations through the pandemic. Annual revenue generated from our North American operations accounted for approximately 82% of the Company’s consolidated revenue. Mr. Lerner was key to keeping our staff connected and engaged on projects as we supported each other and our clients from remote offices. Mr. Lerner’s steadfast commitment to strong project execution and efficient client delivery helped steer Stantec through difficult terrain associated with the pandemic. Ms. Schefer’s STIP reflects her strong performance leading our global operations through an extraordinary year. Despite headwinds on the global economy, Ms. Schefer provided clear and supportive leadership managing our operations in multiple jurisdictions. Solid performance in our UK and Australian water businesses generated growth, while our emergency operations services for water and wastewater facilities in the UK ensured clean water was available for communities battling the virus. Her hard work and dedication helped keep Stantec’s employees and their families, clients, and communities safe across the globe. Mr. Fleck’s STIP recognizes his ongoing excellence with respect to practice driven initiatives, project management and execution. Under his leadership, the Company has more effectively managed project risks through a Project Management Ecosystem that aligns project manager competencies, learning, processes, tools and governance with project complexities. In 2020, he assumed additional responsibility for overseeing the Company’s Functional Service Teams and was key to finalizing an important arbitration award in Stantec’s favor. Long - Term Incentive Plan (LTIP) Our LTIP is designed to align our executives’ compensation with long - term shareholder interests. Being fully equity - based, our LTIP’s value to our executives is dependent on share price performance, which in turn benefits all shareholders. As configured, our LTIP is made up of performance share units (PSUs), which are tied to our relative total shareholder return (TSR) and return on equity (ROE), and restricted share units (RSUs), which vest at the end of a three - year service period and settle entirely in cash. The board believes using two forms of long - term incentive vehicles balances the benefits and limitations of using just one vehicle, while still maintaining a relatively simple long - term incentive structure. 2021 Management Information Circular March 17, 2021 52 Stantec Inc.

Each executive position has a target value of long - term incentives to be granted; this value is a percentage of the executive’s base salary. The following table outlines the targets for our CEO and other NEOs in 2020. Position Title LTIP Target CEO 300% CFO 150% Other NEOs 80% Below are the key terms that apply to each component of our long - term incentive plan: Performance Share Units (PSUs) Subject to a performance multiplier, PSUs are notional share units that mirror the market value of Stantec’s common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the life of the units. These units vest upon completing a service condition that starts on the first day of a three - year performance period. To eliminate any dilutive effects, all PSUs granted under the LTIP are settled in cash only, not shares. Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. Performance objectives for each grant year are used to determine the ultimate number of PSUs that will vest on the completion of the three - year performance cycle. The number of PSUs that will vest can range from 0% to 200% of the number of units granted to each executive. Stantec uses both an absolute (ROE) and relative (TSR) metric for our PSUs . The weighting between these metrics is set at 60 % for ROE and 40 % for relative TSR . The board believes using a relative metric in addition to an absolute metric provides a more complete picture of our executives’ individual and company performance . Our 2020 LTIP grant occurred in May. Supported by peer data and the Company’s Strategic Plan, the Corporate Governance and Compensation Committee approved the following performance levels. These dictate the value of PSUs each executive will earn on payout, as outlined in the table below: Return on Equity (weighted 60%) No Payout Miss Plan Exceed Company’s average return on equity rate (1) 4.0% 8.0% 10.8% 13.0% Return on Equity award amount 0% 50% 100% 200% Relative Total Shareholder Return (weighted 40%) No Payout Miss Plan Exceed Company’s relative TSR percentile ranking 25% 37.5% 50% 100% Relative TSR award amount 0% 50% 100% 200% Meaning the average of the Company’s adjusted return on equity for the fiscal years 2020, 2021, and 2022, where the net income of the Company is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s average return on equity rate is a non - IFRS measure. The Definitions and Reconciliation of Non - IFRS Financial Measures sections of our 2020 Annual Report (available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov) are hereby incorporated by reference. Return on Equity Test If the Company’s adjusted average ROE rate is below the “No Payout” performance level, the performance factor to be applied to the PSUs is 0%, and therefore the ROE portion of the award is also zero. If the rate is above the “No Payout” performance level, the performance factor to be applied to the return on equity portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the “Exceed” level. If the ROE rate is above “Exceed,” the performance factor to be applied to the return on equity portion of the award is capped at 200%. 2021 Management Information Circular March 17, 2021 53 Stantec Inc.

Relative Total Shareholder Return (TSR) Test Stantec calculates TSR relative to our compensation peer group (disclosed on page 48 of this circular) over a three - year period. TSR measures the appreciation of our common shares as well as dividends paid during the performance period assuming dividend reinvestment. If the Company’s relative TSR is below the “No Payout” performance level, the performance factor to be applied to the PSUs is 0%, and therefore the relative TSR portion of the award is also zero. If Stantec’s relative TSR is above the “No Payout” performance level, the performance factor to be applied to the relative TSR portion of the award is interpolated on a linear basis between the performance levels identified above, maxing out at the “Exceed” level. PSUs are paid out at their cash value, which is determined after completion of a three - year performance cycle. During the vesting period, the PSU value will fluctuate with any change in Stantec’s share price. Restricted Share Units (RSUs) RSUs are notional share units that have the same value as our common shares; however, RSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. RSUs align our executives’ and shareholders’ interests in share return growth. They promote employee and executive retention through time - based vesting. RSUs are settled in cash and cliff vest on the third anniversary of their grant date. They have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units. The payout value of our RSUs is equal to the number of vested RSUs (including dividend equivalent rights earned thereon) multiplied by the volume weighted average trading price of Stantec’s common shares for the five (5) trading day - period ending on the vesting date. Options and Share Appreciation Rights (SARs) Options and SARs were replaced with RSUs for our LTIP grant in 2019 and beyond. Therefore, the Company has discontinued its use of stock options and SARs. At the time of their use, SARs mirrored the terms of our stock options but could only be settled via a cashless exercise (where no underlying shares were issued upon exercise). Ms. Schefer holds SARs that were granted to her prior to 2019. For historical reporting purposes only, the following table outlines the dilution and burn rate of Stantec’s stock options and SARs for the past three fiscal years. Percentages shown are for December 31 of 2018, 2019 and 2020. Rate Description 2018 2019 2020 (1) Dilution Dilution represents the current dilution from share options. Dilution is calculated as the total number 4.46% 3.64% 1.91% of share options outstanding, divided by the number of common shares outstanding. Burn Rate Burn rate shows the size of annual share option grants. Burn rate is calculated as the total number 0.99% - - of share options issued in a year, divided by the number of common shares outstanding. No options or SARs were granted in 2019 or 2020. A detailed description of the LTIP is attached to this circular as Schedule B. Other Compensation Our executives do not receive perquisites or other compensation apart from their eligibility to participate in the retirement, health benefits, and service award programs generally available to our employees. Details of our retirement benefits and service awards are set out below. Retirement Benefits All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives. For Canadian employees, we offer four retirement plans : a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Share Purchase Plan (ESPP), a non - registered ESPP, and a Group Tax - Free Savings Account (Group TFSA) . None of the retirement plans involve the issuance of Stantec shares from treasury . 2021 Management Information Circular March 17, 2021 54 Stantec Inc.

Under the Group RRSP, Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non - registered ESPPs, employees purchase Stantec shares. Stantec matches ESPP employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). The maximum that Stantec can contribute is 5% of an employee’s base salary (3% for the Group RRSP and 2% for the registered and non - registered ESPPs). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Stantec’s US employees are eligible to participate in the Stantec 401(k) Plan. Stantec matches employee contributions at 100% of the first 3% and 50% of the next 2% of the employee’s base salary. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP; Stantec matches these contributions at 0.5% of eligible compensation when the employee contributes 1% and at 1% of eligible compensation when the employee contributes 2% or more. UK Pension Plan UK employees are eligible to participate in a defined contribution pension plan. The plan allows our staff to accumulate funds for income at retirement. Pursuant to the terms of the pension scheme, employees are required to make a minimum contribution of 4.5% of their pensionable salary (defined as their base salary as of April 1 each year). In return, employees receive a standard employer contribution of 6.5% of pensionable salary. In addition, employer contributions are increased nominally to account for age, a 25% match on personal employee contributions, and a 2% match on annual pensionable salary above £50,000 (being the UK Upper Earnings Limit). Employees can elect whether they make contributions to the pension plan through salary exchange, or not. Contributing funds through a salary exchange (a salary sacrifice mechanism in the UK) results in slightly favorable National Insurance (NI) source deductions. All UK employees are eligible to participate in the defined contribution pension scheme as soon as they commence employment, and membership can continue until age 75. Early retirement can be taken from age 55 (increasing to age 57 in 2028). Ms. Schefer is an active member of the Company’s UK defined contribution pension scheme. Below are her accumulated balances as of December 31, 2019 and 2020. Name Accumulated value at start of year ($) Compensatory ($) (2) Accumu l ate d v a l ue at year - end ($) Cath Schefer 850,775 50,466 993,463 Ms. Schefer’s pension scheme balance is held in GBP (£). The amounts above have been converted to Canadian dollars using an annual average exchange rate of 1.7200. Represents the employer portion of contributions made to Ms. Schefer’s pension fund. There are no above - market or preferential earnings credited to her account. Ms. Schefer’s accumulated year - end balance includes both employee and employer contributions. 2021 Management Information Circular March 17, 2021 55 Stantec Inc. Service Awards Globally, Stantec’s Service Award program recognizes and celebrates our employees for their valued contributions and sustained commitment to Stantec’s success. All regular full - and part - time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years. Exact awards vary by country. Stock awards are given in North America with Canadian employees receiving a one - time lump - sum contribution of $500 to the employee’s non - registered ESPP for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that. US employees receive the same awards but in US dollars.

Performance Graph The following graph compares total shareholder return for $100 invested in our common shares on December 31, 2015 (assuming reinvestment of dividends), to total return on the S&P/TSX Composite Total Returns Index. Stantec’s five - year total shareholder return is about the same as the S&P/TSX Composite Total Returns Index’s. Further analysis shows that Stantec’s performance lagged the S&P/TSX Composite Index during the first few years of the performance period, but has since recovered in 2020. Stantec’s performance over this period has been largely aligned with executive compensation. That’s because a large part of our executive’s pay is awarded in the form of long - term incentives that closely track to the value of our common shares. PSUs granted to executives in 2015 and 2016 paid out well below target. This was during the period when Stantec’s performance was trailing the S&P/TSX Composite Index. Recently, however, Stantec’s performance has materially outperformed the S&P/TSX Composite Total Returns Index. This has resulted in substantial shareholder value creation. Correspondingly, our executives’ pay has increased and recent STIP payout levels have been above target. Similarly, the performance multiplier on our PSUs has improved and options have settled in - the - money. If Stantec’s performance continues its current trajectory, shareholders should expect to see healthy returns as our executives see higher realized pay as well. The table and graphs below show the target and actual payout levels of our short - and long - term incentives for our CEO over the past five years calculated as of December 31, 2020: Year Base Salar y ( $) (1) STIP LTIP Target (% of bas e s a lary) Target P ay out ( $ ) Actual (% of bas e s a lary) Actual P ay out ( $ ) Target (% of bas e s a lary) Grant Date Fair Valu e ( $ ) (2) PSU Perf. Mu ltiplier (%) (3) Actual/ Estimated Payou t ( $) (4) 2020 950,000 100 950,000 120 1,140,000 300 2,850,000 96.6 2,762,322 2019 850,000 100 850,000 105 892,500 200 1,700,000 78.6 1,876,184 2018 780,000 100 780,000 90 702,000 200 1,560,000 75.5 1,784,690 2017 850,000 100 850,000 70 595,000 200 1,700,000 69.5 2,108,259 2016 850,000 100 850,000 80 680,000 200 1,700,000 34.5 1,314,383 Mr. Gomes was CEO in 2016 and 2017. Mr. Johnston became CEO on January 1, 2018; his initial base salary was set at $780,000. 2021 Management Information Circular March 17, 2021 56 Stantec Inc.

Represents the grant date fair value of the CEO’s LTIP award. From 2016 thru 2018, the LTIP was awarded in the form of PSUs (two - thirds) and stock options (one - third). In 2019 and 2020, the LTIP was awarded in the form of PSUs (80%) and RSUs (20%). The performance multipliers applied to PSUs granted in 2016 and 2017 are based on actual payout results. The performance multipliers for 2018, 2019, and 2020 are based on the payout expected as a result of Stantec’s performance during the life of the units (calculated as of December 31, 2020). For 2016 thru 2018, represents the aggregate value of the CEO’s PSUs and the in - the - money portion of his stock options. For the purposes of this disclosure, the values of the PSUs for 2016 and 2017 are based on actual payout results. The values of the PSUs for 2018, 2019, and 2020 are based on the Company’s best estimate of the performance multiplier to be applied to the awards as indicated in the table above. The volume weighted average price of Stantec shares for the last 5 trading days of 2020 ($41.55) was used to calculate the value of the PSUs. The strike price for stock options awarded in 2016, 2017, and 2018 — $32.83, $31.75, and $32.98 — was used to calculate the in - the - money value of stock options using Stantec’s closing share price for 2020 ($41.28). Our Decision - Making and Approval Process The Corporate Governance and Compensation Committee determines the compensation strategy for executives on behalf of the board and administers executive compensation policies. Based on the strategy, the committee develops compensation objectives; programs are then designed to effectively achieve those objectives. Annually, the committee reviews and approves the compensation programs available to Company executives as well as the performance criteria associated with the STIP and PSUs. With the recommendation of the committee, the board sets the CEO’s compensation. The compensation for each NEO, other than the CEO, is approved by the CEO — with recommendations and guidance from the committee — and is in keeping with the minimum and maximum awards for the STIP amounts and long - term incentive grants set out in our compensation programs. Independent Advice The Corporate Governance and Compensation Committee has adopted a preapproval policy regarding management’s use of the board’s compensation consultant, Mercer (Canada). Under the terms of this policy, the committee will  Not approve the use of a board consultant by management if that use could compromise the independence of the consultant as an advisor to the board  Preapprove the terms of any use of a consultant by management, including fees and proposed terms of service In 2020, the committee retained Mercer (Canada) Limited to advise it on various compensation matters. Mercer reviewed the Company’s peer group, as well as provided an executive benchmarking analysis. The table below outlines the fees paid to Mercer for its executive compensation engagement and the fees paid to Mercer and its affiliates for other services provided to the Company. 2021 Management Information Circular March 17, 2021 57 Stantec Inc.

Fees Paid to Mercer (Canada) Limited in 2019 and 2020 Financial Year Executive Compensation - Related Fees ($) All Other Fees ($) (1) 20 19 20 20 73,762 45,028 31,030 98,381 In 2019 and 2020, management purchased various off - the - shelf compensation data surveys from Mercer. Fees were incurred in U.S. dollars. The amounts shown above have been converted to Canadian dollars at the 2019 and 2020 average annual exchange rates of 1.3267 and 1.3412, respectively. The 2019 and 2020 figures include fees paid for expatriate tables procured by Stantec’s global mobility team (US$8,175 in 2019; US$4,770 in 2020). Risk Mitigation in Our Compensation Programs As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk - taking by our executives. The committee has not identified any risks related to Stantec’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company. The following components of our executive compensation programs mitigate risk: Mix of Fixed and At - Risk Pay  We offer our executives an appropriate mix of fixed and at - risk pay, as well as short - and long - term incentives Balanced Program  We offer various target levels of base salary, STIP, and LTIP, depending on the executive’s position in the Company; our CEO’s compensation is most heavily weighted toward equity - based vehicles  We offer various performance metrics for both STIP and LTIP to support our pay - for - performance philosophy and respond to our shareholders’ expectations Fixed Limits on Variable Compensation  Both the STIP and LTIP are designed to include the possibility of a zero payout, as well as a predefined maximum (a cap) to prevent excessive compensation levels  The PSUs in our LTIP program have performance hurdles, and both our PSUs and RSUs have a time - based vesting component Employment Contracts  Our executives have entered into employment agreements that include non - competition and non - solicitation restrictive covenants  These employment agreements have a “double trigger” provision: a termination payment will be made only after a change of control occurs, and following that, the executive (a) is terminated without cause or (b) resigns because of a material diminution in his salary, authority, duties, or responsibility or because a material change was made to the geographic location where he or she must perform his or her services  NEOs receive reasonable severance when terminated without cause and no payments when retiring Share Ownership Requirements We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted the following share ownership requirements for executive officers: Position Title Equity Ownership as a Multiple of Base Salary CEO 5x CFO, COO, CBO, CPO and Executive Vice Presidents 3x 2021 Management Information Circular March 17, 2021 58 Stantec Inc.

Under the CEO and Executive Vice President Share Ownership Policies, each executive must comply with the ownership requirement specified above within five years of his or her appointment to the position. Compliance with each policy is measured using a multiple of the executive’s base salary at the time of appointment to his or her position. If an executive’s base salary increases by more than 20% (cumulatively over the five years) from the salary in effect on the date of his or her appointment to the position, the executive will be required to comply with the applicable policy using the higher salary but will have an additional two years to achieve the share ownership requirement. The table below sets out the following:  The common shares, PSUs, and RSUs held by each NEO. The value of common shares was calculated using the closing price of Stantec shares on December 31, 2020 ($41.28); the values of PSUs and RSUs were calculated using the volume weighted average price of Stantec shares for the last 5 trading days of 2020 ($41.55).  Each NEO’s ownership interest, demonstrating compliance with our policy as of December 31, 2020.  The total amount of equity held by the NEO that is at risk. Name ( Valu e o f Stan t e c Shares Own ed, Controlled, or Directed ( $ ) Bas e S alary for Testing Complia n c e ($) Eligib l e Va l ue as a Multiple of Base Salary (1) Meeting Policy? Valu e of PSUs Held ($) Valu e of RSUs Held ($) Total Value at Risk ($) (2) Gord Johnston 2,653,932 950,000 3.87 In Progress 5,448,991 1,020,684 9,123,608 Theresa Jang 611,935 575,000 1.54 In Progress 1,092,382 273,092 1,977,409 Stu Lerner 512,987 523,068 1.26 In Progress 753,182 144,841 1,411,010 Cath Schefer 603,844 473,000 1.59 In Progress 738,222 146,259 1,488,594 Steve Fleck 682,028 400,000 2.13 In Progress 924,127 169,707 1,775,861 The value of PSUs held by executive officers does not count toward our minimum equity requirements ; therefore, these values are not included in this calculation . For our CEO, a minimum of two times base salary must be held in shares, while the remaining requirement can be held in shares and/or RSUs . For our other NEOs, the entire equity requirement can be held in shares or RSUs . The total value at risk for each executive is the value of the NEO’s common shares, PSUs, and RSUs . Share Retention Requirements For one year following retirement from his CEO role, the CEO must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short - term, high - risk decision - making before the CEO departs. Executive Compensation Clawback Policy The board may — at its sole discretion, to the full extent permitted by law, and to the extent it determines that it is in the Company’s best interests to do so — require reimbursement of full or partial compensation from an executive or former executive in the following situations :  Amount of a bonus or incentive compensation was calculated based or contingent on achieving certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements  Amount of the bonus or incentive compensation that would have been awarded to or the profit realized by the executive had the financial results been properly reported was lower than the amount actually awarded or received Anti - Hedging Policy Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments — such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds — that are designed to hedge or offset a decrease in the value of equity securities of the Company. 2021 Management Information Circular March 17, 2021 59 Stantec Inc.

2021 Management Information Circular March 17, 2021 60 Stantec Inc. 2020 Compensation Details Summary Compensation Table for Named Executive Officers The following table summarizes the compensation for our CEO, CFO, and the next three most highly compensated executive officers, collectively referred to as our named executive officers (NEOs). Stu Lerner resides in the United States and was paid in US dollars (USD). Cath Schefer resides in the United Kingdom and was paid in British pound sterling (GBP). All other NEOs reside in Canada and are paid in Canadian dollars (CAD). In the table below, all amounts are stated in Canadian dollars. For Mr. Lerner’s compensation, the Canadian dollar equivalents are based on the average annual USD to CAD currency exchange rate, which was $1.3412 in 2020, $1.3267 in 2019, and $1.2963 in 2018. For Ms. Schefer’s compensation, the Canadian dollar equivalents are based on the average annual GBP to CAD currency exchange rate, which was $1.7200 in 2020, $1.6942 in 2019, and $1.7294 in 2018. Nam e and Principal Positio n (1) Year Salary ($ ) (2) Long - Term Compensatio n ( $) Non - Equity Incentive Plan Compensatio n ( $) Pension Valu e ( $ ) All Other Compensation ($) (3) Total Compensation ($) Share - Based Award s (4) Option - Based Award s (5) Annual Incentive Plan Bon u s Long - Term Incent i ve Plans Gord Johnston 2020 931,548 2,849,952 - 1,140,000 - - 107,320 5,028,820 President & CEO 2019 847,313 1,700,002 - 892,500 - - 58,845 3,498,660 2018 762,500 1,039,990 519,995 702,000 - - 42,643 3,067,127 Theresa Jang 2020 562,331 862,512 - 483,000 - - 30,605 1,938,448 Executive Vice 2019 475,001 380,000 - 349,125 - - 17,011 1,221,137 President & CFO 2018 127,885 - - 100,000 - - 3,288 231,173 Stu Lerner 2020 511,670 434,364 - 439,377 - - 42,032 1,427,443 Executive Vice 2019 413,829 215,967 - 185,738 - - 30,214 845,748 President & COO 2018 401,234 132,276 66,138 168,519 - - 37,062 805,229 (North America) Cath Schefer 2020 492,185 414,582 - 433,440 - 50,466 24,168 1,414,841 Executive Vice 2019 465,905 237,918 - 216,011 - 45,436 18,938 984,208 President & COO 2018 437,434 115,708 57,854 207,528 - 42,539 15,719 876,782 (Global) Steve Fleck 2020 461,819 375,984 - 394,800 - - 36,808 1,269,411 Executive Vice 2019 443,279 356,202 - 327,075 - - 30,320 1,156,676 President & CPO 2018 396,157 186,667 93,333 252,000 - - 24,919 953,076 (1) Ms. Jang joined Stantec on September 10, 2018 as an executive vice president and became CFO on January 1, 2019. Mr. Lerner became the chief operating officer (North America) effective January 1, 2020. Prior thereto, he was the executive vice president of Stantec’s Infrastructure group. Ms. Schefer became the chief operating officer (Global) effective October 1, 2019. Prior thereto, she was the executive vice president of Stantec’s global regional operating unit. All other NEOs have been in their current roles since January 1, 2018. (2) Because of payroll cut - off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year’s salary. In 2020, all NEOs agreed to a 10% base salary reduction for a six - month period in response to economic disruption caused by the COVID - 19 pandemic. (3) Represents the value of additional performance share units (PSUs) and restricted share units (RSUs) credited to each NEO to account for the issuance of dividend equivalent rights on their total unit holdings, payments made to the NEO’s registered retirement savings plan and Employee Share Purchase Plan, and payments for Milestone Service Awards. Ms. Schefer’s value includes a car allowance of £6,360 per annum. (4) In 2020 and 2019, NEOs received their share - based awards in the form of PSUs (80%) and RSUs (20%). In 2018, NEOs received their share - based awards in the form of PSUs only. Values stated for 2020 represent the grant date fair value of the PSUs and RSUs granted on May 11, 2020, at a price of $42.00, representing the closing price of Stantec’s shares on the TSX on the day before the grant date. (5) For all NEOs other than Ms. Schefer, represents options for common shares of Stantec. Ms. Schefer’s value represents Share Appreciation Rights (SARs) granted in lieu of options. The Company ceased awarding stock options and SARs in 2019. The fair values of options and SARs disclosed in this table have been estimated at the grant date using the Black - Scholes option - pricing model with the following weighted average assumptions: 2018 – Option Life = 5 years, Dividend Yield = 1.67%, Risk - Free Interest Rate = 2.10%, Volatility = 24.12%, and Expected Hold Period to Exercise = 3.5 years. The Black - Scholes valuation methodology was used to value Stantec options and SARs because management believes it is the most appropriate model given the terms and conditions of its share - based payment arrangements. It is also a commonly used option - pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 Share - based Payment, which is used for accounting purposes.

Outstanding Option - and Share - Based Awards The following table summarizes all option - and share - based awards outstanding for each NEO as at December 31, 2020. Option - Based Awards Share - Based Awards Number of Securities Underlying Unexer c is ed Name Option s (#) Option Exerc i se Pric e ( $ ) Option E x piration Date Valu e of Total Unexercised In - the - Money Option s (1) ( $ ) Number of Shares or Units of Shares That Have Not Vested (#) Market or Payout Valu e of Share - Based Awards That Have Not Vested ($) (2) Market or Payout Value of Vested Share - Based Awards Not Paid Out or Distributed ($) Gord Johnston 65,736 32.98 May 15, 2023 545,609 155,708 5,670,088 - Theresa Jang - - - - 32,863 1,255,374 - Stu Lerner 7,158 3,821 8,071 11,540 32.83 32.01 31.75 32.98 M a y 17 , 2 021 M ar ch 3 , 2 022 M a y 16 , 2 022 M a y 15 , 2 023 268,604 21,613 793,752 - Cath Schefer 10,746 10,095 31.75 32.98 M a y 16 , 2 022 M a y 15 , 2 023 186,198 21,294 781,55 - Steve Fleck 4,744 9,938 16,286 32.01 31.75 32.98 M ar ch 3 , 2 022 M a y 16 , 2 022 M a y 15 , 2 023 273,860 26,326 942,475 - (1) The closing price of Stantec shares of $41.28 as of December 31, 2020, was used to calculate the aggregate value. (2) Represents the value of PSUs awarded to the NEOs in 2018, 2019, and 2020, and RSUs awarded in 2019 and 2020. PSUs were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 75.5% was applied to PSUs granted in 2018, a multiplier of 78.6% was applied to PSUs granted in 2019, and a multiplier of 96.6% was applied to PSUs granted in 2020). The number of PSUs that actually vest and pay out is dependent on Stantec’s actual performance applicable to the period to which such PSUs relate. The volume weighted average price of Stantec shares for the last 5 trading days of 2020 ($41.55) was used to calculate the value of the PSUs and RSUs. Incentive Plan Awards — Value Vested or Earned during the Year The following table summarizes the value of all option - and share - based awards that vested during 2020, along with the STIP awards (non - equity incentive plan compensation) earned during 2020: Name Option - Based Awards — Value Vested during the Year ($) (1) Share - Bas e d A w ards — Va l ue Vested during the Year ($) (2) Non - Equity Incentive Plan Compensation Value Earned during the Year ($) Gord Johnston 251,649 98,910 1,140,000 Theresa Jang (3) - - 483,000 Stu Lerner (4) 52,156 74,125 439,377 Cath Schefer (4) 56,706 98,708 433,440 Steve Fleck 69,245 91,286 394,800 Represents the value that would have been realized if the options and SARs under the option - based awards had been exercised on the vesting date. For the purpose of this disclosure, one - third of the options and SARs granted to NEOs in 2017 and 2018 vested in 2020. Represents the value of PSUs issued as part of the 2017 compensation that vested and paid out in 2020. As Ms. Jang was appointed as EVP and CFO on January 1, 2019, she did not have option - or share - based awards that vested or were earned during the year. Mr. Lerner is paid in USD; Ms. Schefer is paid in GBP. Mr. Lerner and Ms. Schefer’s non - equity incentive plan compensation values earned during 2020 were converted into Canadian dollars using the average annual exchange rate of CAD to USD and GBP of 1.3412 and 1.7200, respectively. 2021 Management Information Circular March 17, 2021 61 Stantec Inc.

Gains Realized through Options Exercised in 2019 and 2020 The following table shows the value of gains realized for NEOs following the exercise of stock options in 2019 and 2020: 2019 ($) 2020 ($) (1) Gord Johnston 157,550 602,405 Theresa Jang 0 0 Stu Lerner 105,376 17,700 Cath Schefer (2) 0 79,236 Steve Fleck 144,418 143,252 Represents the actual gain realized on the exercise of options. The gain reflects the difference between the exercise price and strike price on the date of exercise. Gains realized reflect the value of gains realized following the exercise of SARs. Equity Compensation Plan Information The following table sets forth as at December 31, 2020, the number of securities to be issued upon exercise of outstanding options, the weighted exercise price of the outstanding options, and the number of securities remaining for issuance under all equity plans previously approved by shareholders. As at December 31, 2020, the Company did not have any equity plans that had not been approved by shareholders nor are any such plans in effect as of the date of this circular. Plan Category Number of Securities to be Issued upon Exerc i s e o f Outs t anding Options (a) (#) Weighted Average Exercise Price of Outstandi n g Options (b) ( $ ) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#) (1) Equity compensation plans 2,123,800 32.45 4,117,744 approved by security holders This number is equal to the maximum number of Stantec options authorized to be issued under Stantec’s LTIP (8,550,728), less the 2,123,800 options issued and outstanding under the plan as at December 31, 2020, and less 2,309,184 options exercised. Employment Agreements Employment Agreements Stantec has a written employment agreement with each NEO. The terms and conditions are competitive and reflect the compensation and risk management measures described elsewhere in this circular. Non - Competition and Non - Solicitation All employment agreements include non - competition or non - solicitation covenants of varying scope and duration. Mr. Johnston’s agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec’s business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Ms. Jang’s, Mr. Lerner’s, Ms. Schefer’s, and Mr. Fleck’s agreements restrict them from soliciting Stantec staff or clients for one year following the termination of their employment. Confidentiality Each employment agreement contains a confidentiality covenant that applies indefinitely. Following the termination of a NEO’s employment, all notes, data, and other information accumulated or developed by the NEO must be returned to the Company. All information remains confidential, and NEOs are prohibited from using the information in a manner that is detrimental to the Company’s interests. 2021 Management Information Circular March 17, 2021 62 Stantec Inc.

2021 Management Information Circular March 17, 2021 63 Stantec Inc. The following table summarizes the restrictive covenants mentioned previously: Executive Non - Competition Non - Solicitation of Staff and Clients Confidentiality Covenant Gord Johnston 2 years after departure 2 years after departure Indefinitely after departure Theresa Jang None 1 year after departure Indefinitely after departure Stu Lerner None 1 year after departure Indefinitely after departure Cath Schefer None 1 year after departure Indefinitely after departure Steve Fleck None 1 year after departure Indefinitely after departure Clawback Policy and Equity Ownership Requirements Each employment agreement includes an obligation on the executive’s part to comply with Stantec’s CEO or Executive Vice President Share Ownership Policy, as applicable, and an acknowledgement and agreement to adhere to the Company’s Executive Compensation Clawback Policy. Benefits on Termination and Change of Control The following table summarizes the payments due to each NEO upon termination of employment or upon a change of control followed by a termination of employment without cause or a resignation by the executive for good reason. Benefits on Termination and Change of Control for Our NEOs Name Resignation Termination without Cause Change of Control and “Double Trigger” Condition s Fulfil l ed (1) Retirement (2) Short - Term Incentive None None other than what may be calculated in the severance payment (described below) None other than what may be calculated in the severance payment (described below) None V e st e d St o ck Options Must be exercised within 90 days of resignation date; options remaining unexercised after that date are cancelled Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled Remain outstanding and exercisable in accordance with the original life of the option U n v e st e d St o ck Options Cancelled Cancelled All options immediately vest and must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled Remain outstanding and vest in accordance with their original vesting schedule Re s tri c te d S h are Units (RSUs) Cancelled Cancelled All RSUs immediately vest and are paid out within two and one - half (2 ½) months following the termination date Remain outstanding and vest in accordance with their original vesting schedule Perfor m an ce Share Units (PSUs) Cancelled Cancelled All PSUs vest based on the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date Remain outstanding, vest and pay out in accordance with the performance objectives actually achieved during the life of the unit on the settlement date originally scheduled

Name Resignation Termination without Cause Change of Control and “Double Trigger” Conditions Fulfilled (1) Retirement (2) Other Benefits, None other than payout None including the of vested benefits benefits Group RRSP and the ESPP Severance None Unpaid Payment termination payment   in the other NEOs,   The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) the executive’s employment is terminated without cause or (b) the executive terminates his or her employment with good reason. For the purpose of each executive’s employment agreement, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of each executive’s employment agreement, “good reason” means the executive’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where the executive must perform his or her services. Retirement means a termination of employment after attaining age 60 with at least 10 years of service with the Company, if mutually agreed by the executive and the Company. For the purpose of each executive’s employment agreement, “Historical STI Amount” means the average amount of the last three short - term incentive cash payments paid to the executive. Termination Payment Calculation The following table presents the incremental payments we would have to make to each NEO if a triggering event — a termination without cause or a change of control payment trigger — occurred on the last business day of Stantec’s most recently completed fiscal year, in this case, 2020: 2021 Management Information Circular March 17, 2021 64 Stantec Inc. Name Termination Payout on a Without - Cause Termination ($) Termination Payout on a Change in Control ($) Gord Johnston 3,059,669 3,059,669 Theresa Jang 799,579 799,579 Stu Lerner 688,483 688,483 Cath Schefer 759,667 759,667 Steve Fleck 709,701 709,701

Additional Information Currency Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars. Interest of Certain Persons in Matters to be Acted On To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted on at the meeting. Interest of Management and Others in Material Transactions To our knowledge, none of our: (i) directors or executive officers, (ii) shareholders of the Company that beneficially own, or control or direct, directly or indirectly, more than 10% of the Company's outstanding voting securities, or (iii) any associate or affiliate of persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company. 2021 Shareholder Proposals Shareholder proposals must be submitted no later than December 17, 2021, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2022 annual meeting of shareholders. Continuous Disclosure To obtain copies of this circular, our Annual Information Form for the year ended December 31, 2020, or our Annual Report (which includes our Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31, 2020, do one of the following: Go to the Company’s website at stantec.com and print copies Request mailed copies from the corporate secretary at Suite 400, 10220 – 103 Avenue NW, Edmonton, Alberta, T5J 0K4 You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR at sedar.com or EDGAR at sec.gov. Financial information for Stantec is provided in the Management’s Discussion and Analysis and Consolidated Financial Statements (both found in our Annual Report) for the year ended December 31, 2020. Cautionary Note Regarding Forward - Looking Statements Certain statements contained in this circular include “forward - looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 “safe harbor” provisions and “forward - looking information” within the meaning of applicable Canadian securities laws (collectively, “forward - looking statements”). Forward - looking statements in this circular include statements regarding anticipated changes to our executives’ compensation in 2020 and any other statements that do not refer to historical facts. The purpose of this information is to describe management’s expectations as of the date of this circular and to assist our shareholders with understanding our compensation practices for the periods presented in this circular. We caution readers that this information may not be appropriate for other purposes. 2021 Management Information Circular March 17, 2021 65 Stantec Inc.

By their nature, forward - looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that forward - looking statements will not prove to be accurate. We caution readers of this circular not to place undue reliance on our forward - looking statements since a number of factors could cause actual future results, actions, or events to differ materially from the expectations or intentions expressed in these forward - looking statements. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward - looking statements. Shareholder Feedback Stantec maintains a comprehensive investor communications program. We welcome comments and feedback from shareholders and invite you to comment using the following contact information: Investor Relations Telephone: 780 - 917 - 7114 Fax: 780 - 917 - 7330 Email: ir@stantec.com General Inquiries Stantec Inc. Suite 400, 10220 – 103 Avenue NW Edmonton, Alberta T5J 0K4 Canada Telephone: 780 - 917 - 7000 Fax: 780 - 917 - 7330 stantec.com Directors’ Approval Our board of directors has approved the contents of this circular and the distribution of this circular to our shareholders. Paul J. D. Alpern Senior Vice President, Secretary and General Counsel 2021 Management Information Circular March 17, 2021 66 Stantec Inc.

2021 Management Information Circular March 17, 2021 67 Stantec Inc. Schedule A Amended and Restated By - Law No. 1 A by - law relating generally to the transaction of the business and affairs of STANTEC INC. Table of Contents Secti on Subject 1 Interpretation 2 Business of the Corporation 3 Directors 4 Committees 5 Officers 6 Protection of Directors and Officers and others 7 Shareholders 8 Divi d e n ds 9 Notices 10 Repeal of Existing By - law No.1 11 Effectiv e Date

2021 Management Information Circular March 17, 2021 68 Stantec Inc. IT IS HEREBY ENACTED as an amended and restated by - law of Stantec Inc. (the “ Corporation ”) as follows: 1 INTERPRETATION 1. Definitions Unless otherwise defined below, words and expressions defined in the Act have the same meanings when used in this by - law. Any reference to a director, officer, shareholder or auditor in this by - law means to a director, officer, shareholder or auditor of the Corporation. In this by - law, the following terms have the following meanings: “Act” means the Canada Business Corporations Act and the regulations made thereto, as amended from time to time , and every statute that may be substituted therefor, and in the case of such amendment or substitution, any reference to the Act in this by - law refers to the amended or substituted provisions therefor ; “board” means the board of directors of the Corporation ; “by - laws” means this by - law and all other by - laws of the Corporation from time to time in force and effect ; “meeting of shareholders” means any meeting of shareholders, including an annual meeting of shareholders and a special meeting of shareholders; “person” means an individual, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, trust, unincorporated association or other entity ; “recorded address” means (i) in the case of a shareholder, the latest address as shown in the records of the Corporation for such shareholder ; (ii) in the case of joint shareholders, the address appearing in the records of the Corporation in respect of such joint holding, or the first address appearing if there is more than one ; and (iii) in the case of a director, officer or auditor, the latest address as recorded in the records of the Corporation for such person . 1 .2 Number and Gender Any reference to gender includes all genders. Words importing the singular include the plural and vice versa. 1.3 Conflict with the Act and Articles If there is any conflict or inconsistency between this by - law and the Act or the articles of the Corporation, the Act or the articles shall govern. 1.4 Headings The division of this by - law into Sections and other subdivisions and the insertion of headings are for convenience of reference only and do not affect its interpretation. 1 .5 Invalidity of any Provision of this By - Law The invalidity or unenforceability of any provision in this by - law shall not affect the validity or enforceability of the remaining provisions which will continue in full force and effect, without amendment. 2 BUSINESS OF THE CORPORATION 2.1 Corporate Seal The Corporation may, but need not, have a corporate seal and if one is adopted it shall be in such form as the board may approve from time to time.

2021 Management Information Circular March 17, 2021 69 Stantec Inc. 2 .2 Financial Year The financial year of the Corporation ends on such date in each year as the board may determine by resolution from time to time. 2.3 Execution of Instruments Contracts, documents or instruments in writing may be signed on behalf of the Corporation, either manually, by facsimile or by electronic means by any one director or officer or any other person authorized by the directors from time to time (each such person is referred to as an “ Authorized Signatory” ) . Voting rights for securities held by the Corporation may be exercised on behalf of the Corporation by any one Authorized Signatory . In addition, the board may from time to time, authorize any persons to sign contracts, documents or instruments in writing generally or to sign a specific contract, document or instrument in writing or to exercise voting rights for securities held by the Corporation generally or to exercise voting rights for specific securities held by the Corporation . Any Authorized Signatory or other person authorized to sign any contract, document or instrument in writing, may affix the corporate seal, if any, to any contract, document or instrument in writing . The term contract, document or instrument in writing includes, without limitation, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges, conveyances, transfers and assignments of securities and all other paper writings or electronic writings . 2 .4 Banking Arrangements The banking and borrowing business of the Corporation or any part of it shall be transacted with such banks, trust companies or other persons as may from time to time be authorized by the board . Such banking or borrowing business or any part of it will be transacted on behalf of the Corporation under such agreements, instructions and delegations of powers as the board may direct or authorize from time to time . This paragraph does not limit the authority given under section 2 . 3 . 3 DIREC T ORS 3.1 Place of Meetings Meetings of the board may be held at the registered office of the Corporation or any other place within or outside Canada. 3.2 N o tice Subject to any resolution of the board, meetings of the board may be called at any time by the chair of the board, the president or chief executive officer of the Corporation, or any two directors . Notice of the time and place for holding any meeting of the board shall be given by the secretary of the Corporation at least forty - eight (48) hours prior to the time fixed for the meeting . The accidental omission to give notice of any meeting of the board to, or the non - receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting . A director may waive notice of a meeting of the board, any irregularity in a notice of meeting of the board or any irregularity in a meeting of the board . Such waiver may be given in any manner and at any time either before or after the meeting to which the waiver relates . Waiver of any notice of a meeting cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice . 3 .3 Quorum The quorum for the transaction of business at any meeting of the board shall be a majority of directors or such greater number of directors as the board may from time to time determine.

2021 Management Information Circular March 17, 2021 70 Stantec Inc. 3.4 First Meeting of the New Board For the first meeting of the board to be held following the election of the board at an annual or special meeting of the shareholders, or for a meeting of the board at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director in order for the meeting to be duly constituted, provided a quorum of the directors is present . 3 .5 Meeting by Telephonic, Electronic or Other Communication Facility. A director may participate in a meeting of the board or of a committee of the board by means of telephonic, electronic or other communication facilities as permit all persons participating in the meeting to hear each other . A director participating in a meeting by such means is deemed to be present at the meeting . 3.6 C h air The chair of the board, or in his or her absence, a member of the board selected by a majority of the directors present shall chair any meeting of the board. 3.7 Votes to Govern All questions arising at any meeting of the board will be decided by a majority of votes. In the case of an equality of votes, the chair of the meeting is not entitled to a second or casting vote in addition to his original vote. 3.8 Remuneration and Expenses The board may determine from time to time the remuneration, if any, to be paid to a director for his services as a director . The directors are also entitled to be reimbursed for travelling and other out - of - pocket expenses properly incurred by them in attending board meetings, committee meetings and shareholders meetings and in the performance of other duties of directors of the Corporation . The board may also award additional remuneration to any director undertaking special services on the Corporation’s behalf beyond the services ordinarily required of a director by the Corporation . A director may be employed by or provide services to the Corporation otherwise than as a director . Such a director may receive remuneration for his services as a director . 4 COMMITTEES Subject to the Act, the board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board . The powers of any committee shall be exercised at a meeting at which a quorum is present or by resolution in writing signed, or signed in separate counterparts, by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee . Meetings of any committee may be held at any place in or outside Canada . At all meetings of committees every question shall be decided by a majority of votes . Each committee has the power to appoint its chair and to make, amend or repeal rules and procedures to regulate its meetings, including fixing its quorum (provided that a quorum may not be less than a majority of its members), setting requirements for calling, holding, conducting and adjourning meetings of the committee, selecting a chair for a meeting and determining whether the chair has a second or casting vote in the case of an equality of votes . If no rules and procedures are made, the rules and procedures will be the same as those governing the board set out in section 3 which shall apply with such changes as are necessary . Each member of a committee will serve at the pleasure of the board and, in any event, only so long as such person is a director . The directors may fill vacancies in a committee by appointment from among their members . Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members .

2021 Management Information Circular March 17, 2021 71 Stantec Inc. 5 OFFICERS 5 .1 Appointment of Officers The board may appoint, at any time and from time to time, one or more officers of the Corporation as the board may determine . All officers will perform such duties as may be determined by the board or pursuant to a delegation of authority by the board and, in the absence of such determination, will be those usually incidental to the office held . 6 PROTECTION OF DIRECTORS AND OFFICERS AND OTHERS 6 .1 Limitation of Liability Subject to the Act and any other applicable law, no director or officer of the Corporation is liable for : (a) the acts, omissions, receipts, neglects or defaults of any other director or officer or employee ; (b) joining in any receipt or other act for conformity ; (c) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation for or on behalf of the Corporation ; (d) the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested ; (e) any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person, including any person with whom any moneys, securities or effects are deposited ; (f) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of the Corporation ; or (g) any other loss, damage or misfortune whatever which may happen in the execution of the duties of his office or in relation thereto, unless any of the above happens by or through his failure to exercise his powers and to discharge his duties honestly, in good faith with a view to the best interests of the Corporation or to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances . 6.2 Indemnification (a) Subject to the Act and any other applicable law, the Corporation shall indemnify each director and officer of the Corporation, each former director or officer of the Corporation, and each other individual who acts or acted at the Corporation's request as a director or officer or in a similar capacity, of another entity against all costs, charges and expenses including any amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding to which he is made a party or involved in by reason of being or having been a director or officer of the Corporation or such other entity at the request of the Corporation or in a similar capacity, (excluding any proceeding initiated by such individual other than to establish a right of indemnification) provided : (i) the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interest of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request ; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds to believe that his conduct was lawful. (b) The Corporation may, to the full extent permitted under the Act or otherwise by law, advance monies to an individual referred to in section 6 . 2 (a) for costs, charges, and expenses of a proceeding referred to above provided such individual shall agree in writing, in advance, to repay the monies advanced if the individual does not fulfill the conditions set out in the Act . ( c ) The Corporation is authorized to enter into any agreement evidencing and setting out the terms and conditions of, an indemnity in favour of any of the persons referred to in section 6.2(a). (d) The Corporation may purchase, maintain or participate in insurance against the risk of its liability to indemnify pursuant to this by - law or otherwise. (e) The right of any person to indemnification granted by this by - law are not exclusive of any other rights to which such person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise .

2021 Management Information Circular March 17, 2021 72 Stantec Inc. 7 SHAREHOLDERS 7.1 Calling Meetings Any two or more directors and each of the chair of the board and the chief executive officer shall have power to call a meeting of shareholders at any time . Meetings of shareholders will be held on the date and at the time and place within Canada as the persons calling the meeting determine . 7.2 Meeting held by Telephonic, Electronic or Other Communications Facility A meeting of shareholders may be held by telephonic, electronic or other means of communication facility that permits all participants to communicate adequately with each other during a meeting . A shareholder, proxyholder or shareholder’s representative who participates through those means at a meeting or establishes a communications link to the meeting shall be deemed to be present at that meeting . A meeting held by telephone, electronic or other communication facility shall be deemed to be held at the place where the registered office or the Corporation is located . 7.3 Notice of Meeting If the Corporation is not an offering corporation, the time period to provide notice of the time and place of a meeting of shareholders is not less than twenty - one (21) days and not more than sixty (60) days before the meeting . The accidental omission to give notice of any meeting of shareholders to, or the non - receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting . 7.4 Waiver of Notice A shareholder, a proxyholder, a shareholder’s representative, a director or the auditor and any other person entitled to attend a meeting of shareholders may waive notice of a meeting of shareholders, any irregularity in a notice of meeting of shareholders or any irregularity in a meeting of shareholders . Such waiver may be given in any manner and at any time either before or after the meeting to which the waiver relates . Waiver of any notice of a meeting of shareholders cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice . 7.5 Chair, Secretary and Scrutineer The chair of any meeting of shareholders will be the first mentioned of the following officers who is present at the meeting : chair of the board, chief executive officer, president or a vice - president . If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote will choose one of their number to be chair of the meeting . If present, the secretary of the Corporation shall be secretary of the meeting . If the secretary is absent, the chair of the meeting shall appoint another person, who need not be a shareholder, to act as secretary of the meeting . If desired, one or more persons may be appointed by the chair of the meeting to act as scrutineers at any meeting of shareholders . Such persons need not be shareholders . 7 .6 Quorum A quorum of shareholders is present at a meeting of shareholders if at least two persons, each of whom is a shareholder or duly appointed proxy or representative for an absent shareholder representing in the aggregate not less than 25 % of the outstanding shares of the Corporation entitled to vote at a meeting of shareholders are present in person or represented by proxy at the start of any meeting of shareholders . 7 .7 Representatives The authority of an individual to represent a body corporate or association at a meeting of shareholders of the Corporation shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chair of the meeting .

2021 Management Information Circular March 17, 2021 73 Stantec Inc. 7.8 Persons Entitled to be Present The only persons entitled to be present at a meeting of shareholders are those entitled to vote at the meeting, the directors, the auditor and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by - laws to be present at the meeting . Other persons may be permitted to attend with the consent of the chair of the meeting or the affirmative vote of a majority of the persons present in person at the meeting who are entitled to vote . 7.9 Votes to Govern A vote at a meeting of shareholders may be held by any means of communication facility made available by the Corporation . Any question at a meeting of shareholders shall be decided by a majority of the votes cast on the question unless the articles, the by - laws, the Act or other applicable law require otherwise . In the case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote . 7.10 V o ti ng Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is requested or required . Where a ballot is required or demanded to decide any question at a meeting of shareholders, the ballot shall be taken in such manner as the chair of the meeting shall direct . A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot . The result of a ballot shall be the decision of the shareholders upon the question . 7.11 Procedure The chair of a meeting of shareholders will conduct the meeting and determine the procedure to be followed at the meeting . The chair’s decision on all matters or things, including any questions regarding the validity or invalidity of a form of proxy or other instrument appointing a proxy, is conclusive and binding upon the meeting of shareholders . 7.12 Adjournment The chair of any meeting of shareholders may, with the consent of the persons present who are entitled to vote at the meeting, adjourn the meeting from time to time and place to place, subject to conditions as such persons may decide . Any adjourned meeting is duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the adjourned meeting . Any business may be considered and transacted at any adjourned meeting which could have been considered and transacted at the original meeting of shareholders . 8 DIVIDENDS Subject to the provisions of the Act, the board may from time to time declare dividends (including interim dividends) payable to the shareholders according to their respective rights and interests in the Corporation and such dividends may be paid in money or property or by issuing fully paid shares of the Corporation, or any combination thereof . A dividend or other distribution payable in money may be paid either by electronic means, by cheque or by such other method as the board may determine . Payment will be made to or to the order of each registered holder of shares of the class in respect of which the payment is to be made . Cheques will be sent to a registered holder at the recorded address, unless the holder otherwise directs . In the case of joint holders, unless the joint holders otherwise direct, payment will be made to the order of all of such joint holders and, if applicable, sent to them at the recorded address . The sending of the payment by cheque, electronic means or such other method as the board may determine, in an amount equal to the dividend or other distribution to be paid less any tax which the Corporation is required to and does withhold, will satisfy and discharge the Corporation’s liability for payment unless a cheque is not paid upon presentation . In the event of non - receipt of any payment by the person to whom it is sent, the Corporation may re - issue the payment on such terms as to indemnity, reimbursement of expenses and evidence of non - receipt and of title as may be prescribed by the board or any person designated by the board from time to time . 9 NOTICES Any notice (which term includes, any communication or contract, document or instrument in writing) to be given (which term includes, sent, delivered or served) pursuant to the Act, the articles or the by - laws or otherwise to a shareholder, director, officer, auditor (if any) or member of a committee of the board will be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to such person’s recorded address, or if mailed to such person by prepaid mail at the person’s recorded address or if otherwise communicated to such person by electronic means as permitted by the Act . The foregoing may not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law . A notice so delivered will be deemed to have been given when it is delivered personally or to the recorded address as aforesaid ; a notice so mailed will be deemed to have been given when deposited in a post office or public letter box ; and a notice so sent by any electronic means will be deemed to have been given at the time specified under the Act . Irregularities in the notice not affecting the substance thereof or in the giving thereof as well as the unintentional omission to give notice to, or the non - receipt of any such notice by, any such person will not invalidate any action taken at any such meeting . Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, is bound by every notice in respect of such share which has been given to the shareholder from whom such person derives title to such share prior to such person’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person’s entitlement prescribed by the Act . 10 REPEAL OF EXISTING BY - LAW NO. 1 As of the coming into effect of this By - Law No . 1 , the existing By - law No . 1 of the Corporation made as of the 30 th day of March, 1994 , as amended and confirmed as of the 10 th day of May, 2005 , is repealed . Such repeal does not affect the previous operation of the by - law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under any such by - law prior to its repeal . All officers and persons acting under any such by - law which is repealed will continue to act as if appointed under the provisions of this by - law . 11 EFFECTIVE DATE This by - law will come into force on the date when made by the board in accordance with the Act. ENACTED AND MADE by the Board of the Corporation the 24th day of February, 2021. 2021 Management Information Circular March 17, 2021 74 Stantec Inc.

2021 Management Information Circular March 17, 2021 75 Stantec Inc. Schedule B Overview of Stantec’s Long - Term Incentive Plan Shares Authorized for Issuance under the Plan Stantec’s long - term incentive plan (the Stantec LTIP) authorizes up to a maximum of 8,550,728 of the Company’s common shares (representing 7.67% of our issued and outstanding shares as of March 17, 2021) to be granted as awards to employees of Stantec and its subsidiaries under the plan. The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares; shares acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery; or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient. The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following:  No more than an aggregate of 1,000,000 shares (representing 0.89% of our issued and outstanding shares as of March 17, 2021) may be made the subject of performance share units or restricted share units  The aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of Section 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year  The number of shares issuable to insiders — on an aggregate basis, at any time, and under all security - based compensation arrangements of the Company — must not exceed 10% of the Company’s issued and outstanding shares  The number of shares issued to insiders — on an aggregate basis, at any time, and within any one - year period, under all security - based compensation arrangements of the Company — must not exceed 10% of the Company’s issued and outstanding shares If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, on settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP. Administration of the Plan The Stantec LTIP is administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non - employee director (within the meaning of Securities and Exchange Commission Rule 16b - 3). The committee determines who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non - material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers.

2021 Management Information Circular March 17, 2021 76 Stantec Inc. Plan Amendments The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include  Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange  Making amendments of a “housekeeping” nature  Changing the vesting provision of the Stantec LTIP or any award  Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award  Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve  Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted  Changing the process by which an award recipient who wishes to exercise an award may do so No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include  Increasing the maximum number of shares that may be made the subject of awards under the Stantec LTIP  Making any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means  Increasing the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant  Extending the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP  Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve  Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes  Changing who is eligible to receive awards under the Stantec LTIP  Making any other amendment to the Stantec LTIP that is not (1) an amendment made to maintain continued compliance with applicable laws or regulations or (2) an amendment of a “housekeeping” nature As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations.

Award Adjustments The committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including a change in value in the case of a spin - off, dividend, or other distribution in respect of shares) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP. Such adjustments may be made to any of the following:  Maximum number and class of shares or other securities with respect to which awards may be granted  Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year  Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable  Performance objectives Award Vehicles Available under the Plan Summary of Available Vehicles Under the Stantec LTIP, the Company can issue five vehicles, which are briefly described in the table below: Name of Vehicle Description of Vehicle Options This vehicle gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date. Share Appreciation Rights (SARs) SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as are covered by the option and is subject to the same terms and conditions. A recipient can choose to either (1) exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or (2) surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares. Dividend Equivalent Rights This vehicle gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares . A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option . Restricted Share Units (RSUs) An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU on meeting the applicable vesting criteria. (The fair market value of an RSU is equal to the 5 - day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date.) (PSUs) Performance Share Units A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria gives the recipient the right to receive payment equal to either (1) the 5 - day volume weighted average trading price (VWAP) of the Company’s common shares on the TSX immediately prior to the applicable settlement date or (2) a percentage of the VWAP of the shares on the applicable date, based on attaining performance objectives ranging from 0 % to 200 % of the value . For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date. Awards granted under the Stantec LTIP are generally non - transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf. 2021 Management Information Circular March 17, 2021 77 Stantec Inc.

2021 Management Information Circular March 17, 2021 78 Stantec Inc. Performance Objectives Under the Stantec LTIP, the committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of the following:  Earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these  Other than with respect to Section 162(m) awards, any other metric approved by the committee The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these. Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications are permitted to the extent it would cause a Section 162(m) award to be non - deductible under the provisions of the U.S. Internal Revenue Code. Details of Each Award Vehicle Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP. Options The Stantec LTIP provides for incentive stock options, as defined under Section 424 of the U.S. Internal Revenue Code, and for nonqualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date. The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, or bank draft, or by tender of other property acceptable to the committee. The committee has the discretion to establish a cashless exercise procedure for the exercise of options. The committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The committee may accelerate the exercisability of an option at any time. The committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option. Share Appreciation Rights Share appreciation rights (SARs) under the Stantec LTIP are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares. When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of shares for

2021 Management Information Circular March 17, 2021 79 Stantec Inc. which the SAR is being exercised. At the time of the grant, the committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash. Dividend Equivalent Rights Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates. Payments may be made in cash, common shares, or a combination of cash and common shares. If the amounts payable are deferred, the committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of that dividend equivalent right may not be contingent on or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation. Restricted Share Units Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the VWAP of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the committee when the RSUs were granted. The award of an RSU may be made contingent on such conditions as established by the committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs. The committee may provide for the settlement of the RSUs in cash, in shares (at the fair market value), or a combination of cash and shares. The committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU. Performance Share Units Performance share units (PSUs) are similar to RSUs and are made contingent on such conditions established by the committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares; and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the VWAP of a share on the date the PSU was granted, became vested, or any other date specified by the committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objectives that have been attained. In no event will the maximum payment value exceed 200% of the fair market value of a share on the applicable date. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs . The committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these . At the time the PSU is granted, the committee may provide a limitation on the amount payable in respect of each PSU . Effect of Termination of Employment on Awards The Stantec LTIP contains provisions concerning the treatment of awards on termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the committee at any time before or after the recipient’s termination of employment, with the consent of the recipient. Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for 90 days following the termination date. If the recipient dies within 90 days following termination, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR).

2021 Management Information Circular March 17, 2021 80 Stantec Inc. Exceptions to the above treatment of awards on termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement. Treatment on Death  Options and SARs – These become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR)  Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement  Outstanding Performance Awards – These remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company Treatment on Disability  Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award  Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement  Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company Treatment on Retirement “Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement.  Options and SARs – These remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award  Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement  Outstanding Performance Awards – These remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company Treatment on Termination following a Change in Control (Double Trigger) If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows:  Options and SARs – These become immediately exercisable as of the termination date  Unvested RSUs – These become fully vested as of the termination date and will be settled as described in the award agreement

2021 Management Information Circular March 17, 2021 81 Stantec Inc.  Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date Effect of Certain Transactions If the Company is involved in a liquidation, dissolution, merger, or consolidation, or in an acquisition of all issued and outstanding shares of the Company by any person (unless such acquisition is a non - control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to the conditions, restrictions, and performance criteria that were applicable to the awards before the transaction took place. If a change of control is a Transaction (as described above) and if outstanding awards are not assumed, substituted, or otherwise dealt with in the applicable Transaction agreement (as described above), then the recipient’s outstanding awards will be treated as follows when a change in control occurs:  Options and SARs – These become immediately exercisable  Unvested RSUs – These become fully vested and settled in accordance with the terms of the award agreement  Outstanding Performance Awards – These become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the change of control Additional Plan Terms The following is a summary of certain additional terms and conditions set out in the Stantec LTIP: Misconduct If a recipient has used for profit or disclosed to unauthorized persons confidential information or trade secrets of the Company or has engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise. Executive Compensation Clawback Policy All awards granted under the Stantec LTIP and the proceeds received from those awards are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company. Taxes and Multiple Jurisdictions The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the committee may grant, settle, or administer awards on terms and conditions different from those specified in the Stantec LTIP as the committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

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